Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The terms "TotalEnergies", "TotalEnergies company" and "Company" in this exhibit are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE.

The financial and extra-financial information on pages 1-24 of this exhibit relating to TotalEnergies with respect to the third quarter of 2024 and nine months ended September 30, 2024 has been derived from TotalEnergies’ unaudited consolidated balance sheets as of September 30, 2024, unaudited statements of income, comprehensive income, cash flow and business segment information for the third quarter of 2024 and nine months ended September 30, 2024 and unaudited consolidated statements of changes in shareholders’ equity for the nine months ended September 30, 2024 on pages 26 et seq. of this exhibit.

The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TotalEnergies’ audited consolidated financial statements and related notes, provided in TotalEnergies’ Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Securities and Exchange Commission (“SEC”) on March 29, 2024.

A. KEY FIGURES

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars, except earnings per share and number of shares	9M24	9M23	9M24 vs 9M23
52,021	53,743	-3%	59,017	Sales	162,042	177,891	-9%
2,294	3,787	-39%	6,676	Net income (TotalEnergies share)	11,802	16,321	-28%
10,048	11,073	-9%	13,062	Adjusted EBITDA (1)	32,614	38,334	-15%
4,635	5,339	-13%	6,808	Adjusted net operating income (2) from business segments	15,574	19,383	-20%
2,482	2,667	-7%	3,138	Exploration & Production	7,699	8,140	-5%
1,063	1,152	-8%	1,342	Integrated LNG	3,437	4,744	-28%
485	502	-3%	506	Integrated Power	1,598	1,326	+21%
241	639	-62%	1,399	Refining & Chemicals	1,842	4,021	-54%
364	379	-4%	423	Marketing & Services	998	1,152	-13%
4,074	4,672	-13%	6,453	Adjusted net income (1) (TotalEnergies share)	13,858	17,950	-23%
0.96	1.60	-	2.73	Fully-diluted earnings per shares ($)	4.99	6.57	-
2,310	2,328	-1%	2,423	Fully-diluted weighted-average shares (millions)	2,327	2,448	-5%
5,562	4,558	+22%	4,987	Cash flow used in investing activities	13,587	15,822	-14%
4,102	4,410	-7%	4,283	Organic investments (1)	12,584	11,987	+5%
1,662	220	x7.5	808	Acquisitions net of assets sales(1)	1,382	4,115	-66%
5,764	4,630	+24%	5,091	Net investments (1)	13,966	16,102	-13%
7,171	9,007	-20%	9,496	Cash flow from operating activities	18,347	24,529	-25%
6,821	7,777	-12%	9,340	Cash flow from operations excluding working capital (CFFO) (1)	22,766	27,446	-17%
7,009	7,895	-11%	9,551	Debt Adjusted Cash Flow (DACF) (1)	23,215	27,922	-17%
Gearing(1) of 12.9% at September 30, 2024 vs. 10.2% at June 30, 2024 and 12.3% at September 30, 2023

(1)	Adjusted EBITDA, adjusted net income, organic investments, acquisitions net of assets sales, net investments, cash flow from operations excluding working capital (CFFO), debt adjusted cash flow (DACF) and gearing are non-GAAP financial measures. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.
(2)	Detail of adjustment items shown in the business segment information starting on page 34.

Key figures of environment, greenhouse gas emissions (GHG) and production

Environment – liquids and gas price realizations, refining margins

3Q24	2Q24	3Q24 vs 2Q24	3Q23		9M24	9M23	9M24 vs 9M23
80.3	85.0	-5%	86.7	Brent ($/b)	82.8	82.1	+1%
2.2	2.3	-4%	2.7	Henry Hub ($/Mbtu)	2.2	2.6	-14%
11.1	9.7	+14%	10.6	NBP ($/Mbtu)(1)	9.8	12.4	-21%
13.0	11.2	+16%	12.5	JKM ($/Mbtu)(2)	11.2	13.3	-16%
77.0	81.0	-5%	78.9	Average price of liquids (3), (4) ($/b) Consolidated subsidiaries	78.9	74.9	+5%
5.78	5.05	+14%	5.47	Average price of gas (3), (5) ($/Mbtu) Consolidated subsidiaries	5.30	6.80	-22%
9.91	9.32	+6%	9.56	Average price of LNG (3), (6) ($/Mbtu) Consolidated subsidiaries and equity affiliates	9.61	10.92	-12%
15.4	44.9	-66%	100.6	European Refining Margin (ERM) (3), (7) ($/t)	44.0	77.2	-43%

(1)	NBP (National Balancing Point) is a virtual natural gas trading point in the United Kingdom for transferring rights in respect of physical gas and which is widely used as a price benchmark for the natural gas markets in Europe. NBP is operated by National Grid Gas plc, the operator of the UK transmission network.
(2)	JKM (Japan-Korea Marker) measures the prices of spot liquid natural gas (LNG) trades in Asia. It is based on prices reported in spot market trades and/or bids and offers collected after the close of the Asian trading day at 16:30 Singapore time.
(3)	Does not include oil, gas and LNG trading activities, respectively.
(4)	Sales in $ / Sales in volume for consolidated affiliates.
(5)	Sales in $ / Sales in volume for consolidated affiliates.
(6)	Sales in $ / Sales in volume for consolidated and equity affiliates.
(7)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies.

Greenhouse gas emissions (GHG)(1)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Scope 1+2 emissions (MtCO2e)	9M24	9M23	9M24 vs 9M23
8.8	7.7	+14%	8.5	Scope 1+2 from operated facilities(2)	24.7	26.7	-7%
7.4	7.0	+6%	7.5	of which Oil & Gas	21.5	23.1	-7%
1.4	0.7	+100%	1.0	of which CCGT	3.2	3.6	-11%
11.7	10.8	+8%	12.1	Scope 1+2 – equity share	34.2	37.4	-9%

Estimated quarterly emissions.

(1)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(2)	Scope 1+2 GHG emissions of operated facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2023 annual report on Form 20-F filed on March 29, 2024) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2).

Scope 1+2 emissions from operated facilities were 8.8 Mt this quarter, notably due to the increase in the gas-fired power plants utilization rate in the US and in Europe.

Scope 1+2 emissions from operated installations were down 7% in the first nine months of 2024, mainly due to the continuous decline in flaring emissions at Exploration & Production facilities, the implementation of emissions reduction initiatives in Refining & Chemicals and lower utilization of gas-fired power plants in Europe.

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Methane emissions (ktCH4)	9M24	9M23	9M24 vs 9M23
7	7	-	7	Methane emissions from operated facilities	22	25	-12%
8	8	-	9	Methane emissions - equity share	25	30	-17%

Estimated quarterly emissions.

Scope 3 emissions (MtCO2e)	9M24	2023
Scope 3 from Oil, Biofuels and Gas Worldwide(1)	Est. 260	355

(1)	TotalEnergies reports Scope 3 GHG emissions, category 11, which correspond to indirect GHG emissions related to the end use of energy products sold to the Company’s customers, i.e., from their combustion, i.e., combustion of the products to obtain energy. The Company follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. In order to avoid double counting, this methodology accounts for the largest volume in the oil, biofuels and gas value chains, i.e., the higher of the two production volumes or sales. The highest point for each value chain for 2024 will be evaluated considering realizations over the full year, TotalEnergies gradually providing quarterly estimates.

Production*

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Hydrocarbon production	9M24	9M23	9M24 vs 9M23
2,409	2,441	-1%	2,476	Hydrocarbon production (kboe/d)	2,437	2,490	-2%
1,324	1,318	-	1,399	Oil (including bitumen) (kb/d)	1,321	1,404	-6%
1,086	1,123	-3%	1,077	Gas (including condensates and associated NGL) (kboe/d)	1,116	1,086	+3%
2,409	2,441	-1%	2,476	Hydrocarbon production (kboe/d)	2,437	2,490	-2%
1,466	1,477	-1%	1,561	Liquids (kb/d)	1,475	1,565	-6%
5,093	5,180	-2%	4,921	Gas (Mcf/d)	5,174	4,985	+4%

*      Company production = Exploration & Production production + Integrated LNG production.

Hydrocarbon production was 2,409 thousand barrels of oil equivalent per day in the third quarter 2024, down 1% quarter-to-quarter, benefiting from the ramp-up of the Mero 2 project in Brazil that partially offset unplanned shutdowns in Ichthys LNG and security-related disruptions in Libya.

Hydrocarbon production in the third quarter 2024 was up 1% year-on-year (excluding Canada) and was comprised of:

•	+2% due to project start-ups and ramp-ups, including Mero 2 in Brazil, Tommeliten Alpha and Eldfisk North in Norway, Akpo West in Nigeria and Block 10 in Oman,
•	+3% due to the higher availability of production facilities,
•	-1% due to security-related production disruptions in Libya,
•	-3% due to the natural field decline.

B. ANALYSIS OF BUSINESS SEGMENT RESULTS

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

Management presents adjusted financial to indicators assist investors in better understanding, in conjunction with the Company’s financial results presented in accordance with IFRS, the economic performance of the Company. Adjustment items are of three types: inventory valuation effect, effect of changes in fair value, and special items.

The inventory valuation effect: in accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

Effect of changes in fair value: the effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS. IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices. TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect. Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

Special items: due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

TotalEnergies measures performance at the segment level on the basis of Adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from nonconsolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income (TotalEnergies share) are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products.

In addition, the Corporate segment includes holdings operating and financial activities.

B.1 Exploration & Production

1. Production

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Hydrocarbon production	9M24	9M23	9M24 vs 9M23
1,944	1,943	-	2,043	EP (kboe/d)	1,952	2,045	-5%
1,414	1,413	-	1,507	Liquids (kb/d)	1,415	1,506	-6%
2,830	2,829	-	2,865	Gas (Mcf/d)	2,865	2,885	-1%

2. Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars, except effective tax rate	9M24	9M23	9M24 vs 9M23
2,482	2,667	-7%	3,138	Adjusted net operating income (1)	7,699	8,140	-5%
183	207	-12%	125	including adjusted income from equity affiliates	535	409	+31%
45.1%	46.9%	-	44.6%	Effective tax rate (2)	46.9%	50.7%	-
2,161	2,548	-15%	1,978	Cash flow used in investing activities	6,697	8,542	-22%
2,330	2,585	-10%	2,557	Organic investments	6,956	7,115	-2%
(42)	57	ns	(514)	Acquisitions net of assets sales	51	1,600	-97%
2,288	2,642	-13%	2,043	Net investments	7,007	8,715	-20%
4,763	4,535	+5%	4,240	Cash flow from operating activities	12,888	12,823	+1%
4,273	4,353	-2%	5,165	Cash flow from operations excluding working capital (CFFO)	13,104	14,436	-9%

(1)	Detail of adjustment items shown in the business segment information starting on page 34.
(2)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).

Exploration & Production adjusted net operating income was $2,482 million in the third quarter of 2024, down 7% quarter-to-quarter, driven by the decrease in liquid prices that was partially compensated by an increase in gas prices.

The segment's cash flow from operating activities was $4,763 million in the third quarter of 2024, up 5% quarter-to-quarter.

The segment’s cash flow from operations excluding working capital (CFFO) was $4,273 million in the third quarter of 2024, down 2% quarter-to-quarter.

B.2 Integrated LNG

1. Production

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Hydrocarbon production for LNG	9M24	9M23	9M24 vs 9M23
465	498	-7%	433	Integrated LNG (kboe/d)	485	445	+9%
52	64	-19%	54	Liquids (kb/d)	60	59	+2%
2,263	2,351	-4%	2,056	Gas (Mcf/d)	2,309	2,100	+10%

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Liquefied Natural Gas in Mt	9M24	9M23	9M24 vs 9M23
9.5	8.8	+8%	10.5	Overall LNG sales	29.0	32.5	-11%
3.8	3.6	+5%	3.7	Incl. Sales from equity production*	11.6	11.3	+3%
8.4	7.6	+11%	9.4	Incl. Sales by TotalEnergies from equity production and third party purchases	25.3	29.3	-14%

*     The Company’s equity production may be sold by TotalEnergies or by the joint ventures.

Hydrocarbon production for LNG in the third quarter of 2024 was down 7% quarter-to-quarter, notably linked to unplanned maintenance on Ichthys LNG.

LNG sales increased by 8% quarter-to-quarter, notably due to higher spot volumes, in a context of seasonal inventory replenishment.

2. Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars, except the average price of LNG	9M24	9M23	9M24 vs 9M23
9.91	9.32	+6%	9.56	Average price of LNG ($/Mbtu)(1) Consolidated subsidiaries and equity affiliates	9.61	10.92	-12%
1,063	1,152	-8%	1,342	Adjusted net operating income(2)	3,437	4,744	-28%
538	421	+28%	385	including adjusted income from equity affiliates	1,453	1,603	-9%
500	815	-39%	566	Cash flow used in investing activities	1,830	2,293	-20%
451	624	-28%	495	Organic investments	1,615	1,273	+27%
65	198	-67%	84	Acquisitions net of assets sales	251	1,048	-76%
516	822	-37%	579	Net investments	1,866	2,321	-20%
830	431	+93%	872	Cash flow from operating activities	2,971	5,740	-48%
888	1,220	-27%	1,648	Cash flow from operations excluding working capital (CFFO)	3,456	5,530	-38%

(1)	Sales in $ / Sales in volume for consolidated and equity affiliates. Does not include LNG trading activities.

(2)	Detail of adjustment items shown in the business segment information starting on page 34.

Integrated LNG adjusted net operating income was $1,063 million in the third quarter of 2024, down 8% quarter-to-quarter, mainly due to lower hydrocarbon production for LNG. Moreover, gas trading did not fully benefit from markets characterized by low volatility.

The segment’s cash flow from operating activities was $830 million in the third quarter of 2024, up 93% quarter-to-quarter.

The segment’s cash flow from operations excluding working capital (CFFO) was $888 million in the third quarter of 2024, down 27% quarter-to-quarter, for the same reasons noted above and due to a timing effect in dividend payments from some equity affiliates of around $200 million.

B.3 Integrated Power

1. Productions, capacities, clients and sales

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Integrated Power	9M24	9M23	9M24 vs 9M23
11.1	9.1	+23%	8.9	Net power production (TWh) (1)	29.7	25.5	+17%
6.7	6.8	-1%	5.4	o/w power production from renewables	19.6	13.5	+45%
4.4	2.2	+96%	3.5	o/w power production from gas flexible capacities	10.2	12.0	-15%
21.6	19.6	+10%	15.9	Portfolio of power generation net installed capacity (GW) (2)	21.6	15.9	+36%
14.5	13.8	+5%	11.6	o/w renewables	14.5	11.6	+25%
7.1	5.8	+23%	4.3	o/w power gas flexible capacities	7.1	4.3	+67%
89.6	87.4	+2%	80.5	Portfolio of renewable power generation gross capacity (GW) (2), (3)	89.6	80.5	+11%
24.2	24.0	+1%	20.2	o/w installed capacity	24.2	20.2	+20%
6.0	6.0	-	6.0	Clients power – BtB and BtC (Million) (2)	6.0	6.0	+1%
2.8	2.8	+1%	2.8	Clients gas – BtB and BtC (Million) (2)	2.8	2.8	-
10.9	11.1	-1%	11.2	Sales power – BtB and BtC (TWh)	36.9	38.2	-3%
13.9	18.9	-27%	13.8	Sales gas – BtB and BtC (TWh)	68.4	70.2	-3%

(1)	Solar, wind, hydroelectric and gas flexible capacities.

(2)	End of period data.

(3)	Includes 20% of Adani Green Energy Ltd’s gross capacity, 50% of Clearway Energy Group’s gross capacity and 49% of Casa dos Ventos’ gross capacity.

Net power production was 11.1 TWh in the third quarter of 2024, up 23% quarter-to-quarter mainly due to higher production from flexible gas assets in the United States and the acquisition of the West Burton gas-fired power plant in the United Kingdom.

Gross installed renewable power generation capacity reached 24.2 GW at the end of the third quarter of 2024, up 0.2 GW quarter-to-quarter.

Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
485	502	-3%	506	Adjusted net operating income(1)	1,598	1,326	+21%
29	35	-17%	37	including adjusted income from equity affiliates	25	116	-78%
2,221	508	x4.4	1,884	Cash flow used in investing activities	4,406	3,627	+21%
707	596	+19%	578	Organic investments	2,246	1,908	+18%
1,529	(88)	ns	1,354	Acquisitions net of assets sales	2,176	1,831	+19%
2,236	508	x4.4	1,932	Net investments	4,422	3,739	+18%
373	1,647	-77%	1,936	Cash flow from operating activities	1,771	2,935	-40%
636	623	+2%	516	Cash flow from operations excluding working capital (CFFO)	1,951	1,447	+35%

(1)   Detail of adjustment items shown in the business segment information starting on page 34.

Integrated Power adjusted net operating income was stable in the third quarter of 2024 at $485 million. This demonstrates the value of the Company’s integrated business model along the power value chain, with all segments (renewables, flexible assets, marketing to customers) contributing positively to the results.

The segment's cash flow from operating activities was $373 million in the third quarter of 2024, down 77% quarter-to-quarter.

The segment’s cash flow from operations excluding working capital (CFFO) was stable in the third quarter of 2024 at $636 million, for the same reasons noted above.

The segment’s cash flow from operations excluding working capital (CFFO) was $1,951 million in the first nine months of 2024, up 35% year-on-year, in line with the growth of the business.

B.4 Downstream (Refining & Chemicals and Marketing & Services)

1. Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
605	1,018	-41%	1,822	Adjusted net operating income(1)	2,840	5,173	-45%
629	653	-4%	531	Cash flow used in investing activities	542	1,271	-57%
561	568	-1%	625	Organic investments	1,649	1,601	+3%
112	56	+100%	(115)	Acquisitions net of assets sales	(1,090)	(363)	ns
673	624	+8%	510	Net investments	559	1,238	-55%
1,145	3,191	-64%	2,266	Cash flow from operating activities	2,099	3,330	-37%
1,177	1,776	-34%	2,205	Cash flow from operations excluding working capital (CFFO)	4,723	6,479	-27%

(1)	Detail of adjustment items shown in the business segment information starting on page 34.

B.5 Refining & Chemicals

1. Refinery and petrochemicals throughput and utilization rates

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Refinery throughput and utilization rate*	9M24	9M23	9M24 vs 9M23
1,539	1,511	+2%	1,489	Total refinery throughput (kb/d)	1,468	1,456	+1%
451	430	+5%	489	France	406	404	+1%
625	636	-2%	589	Rest of Europe	627	596	+5%
463	446	+4%	410	Rest of world	435	456	-5%
86%	84%		84%	Utilization rate based on crude only**	83%	81%

*    Includes refineries in Africa reported in the Marketing & Services segment.

**   Based on distillation capacity at the beginning of the year.

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Petrochemicals production and utilization rate	9M24	9M23	9M24 vs 9M23
1,314	1,248	+5%	1,330	Monomers* (kt)	3,850	3,782	+2%
1,167	1,109	+5%	1,070	Polymers (kt)	3,352	3,145	+7%
85%	79%		75%	Steam cracker utilization rate**	79%	72%

*    Olefins.

**   Based on olefins production from steam crackers and their treatment capacity at the start of the year, excluding Lavera (divested) from 2nd quarter 2024.

Refining throughput was up 2% quarter-to-quarter in the third quarter of 2024, mainly due to the restart of the Donges refinery in France.

The utilization rate based on crude was 86% in the third quarter of 2024.

2. Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars, except ERM	9M24	9M23	9M24 vs 9M23
15.4	44.9	-66%	100.6	European Refining Margin Marker (ERM) ($/t)(1)	44.0	77.2	-43%
241	639	-62%	1,399	Adjusted net operating income(2)	1,842	4,021	-54%
319	316	+1%	310	Cash flow used in investing activities	1,032	964	+7%
329	382	-14%	386	Organic investments	1,130	1,038	+9%
34	(95)	ns	(97)	Acquisitions net of assets sales	(81)	(107)	ns
363	287	+26%	289	Net investments	1,049	931	+13%
564	1,541	-63%	2,060	Cash flow from operating activities	(24)	3,132	ns
530	1,117	-53%	1,618	Cash flow from operations excluding working capital (CFFO)	2,938	4,680	-37%

(1)	This market indicator for European refining, calculated based on public market prices ($/t), uses a basket of crudes, petroleum product yields and variable costs representative of the European refining system of TotalEnergies. Does not include oil trading activities.

(2)	Detail of adjustment items shown in the business segment information starting on page 34.

Refining & Chemicals adjusted net operating income was $241 million in the third quarter of 2024, down 62% quarter-to-quarter, due to much lower refining margins in Europe (-66% quarter-to-quarter) and in the Rest of the World.

The segment’s cash flow from operating activities was $564 million in the third quarter of 2024, down 63% quarter-to-quarter.

The segment’s cash flow from operations excluding working capital (CFFO) was $530 million in the third quarter of 2024, down 53% quarter-to-quarter, for the same reasons stated above.

B.6 Marketing & Services

1. Petroleum product sales

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Sales in kb/d*	9M24	9M23	9M24 vs 9M23
1,383	1,363	+1%	1,399	Total Marketing & Services sales	1,353	1,386	-2%
795	773	+3%	792	Europe	761	783	-3%
588	591	-1%	608	Rest of world	592	603	-2%

*   Excludes trading and bulk refining sales.

Sales of petroleum products in the third quarter of 2024 were stable compared to the second quarter of 2024.

2. Results

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
364	379	-4%	423	Adjusted net operating income (1)	998	1,152	-13%
310	337	-8%	221	Cash flow used in investing activities	(490)	307	ns
232	186	+25%	239	Organic investments	519	563	-8%
78	151	-48%	(18)	Acquisitions net of assets sales	(1,009)	(256)	ns
310	337	-8%	221	Net investments	(490)	307	ns
581	1,650	-65%	206	Cash flow from operating activities	2,123	198	x10.7
647	659	-2%	587	Cash flow from operations excluding working capital (CFFO)	1,785	1,799	-1%

(1)    Detail of adjustment items shown in the business segment information starting on page 34.

Marketing & Services adjusted net operating income was stable in the third quarter of 2024 at $364 million.

The segment’s cash flow from operating activities was $581 million in the third quarter of 2024, down 65% quarter-to-quarter.

The segment’s cash flow from operations excluding working capital (CFFO) was stable in the third quarter of 2024 at $647 million.

C. TOTALENERGIES RESULTS

1. Net income (TotalEnergies share)

Net income (TotalEnergies share) was $2,294 million in the third quarter of 2024, down 39% quarter-to-quarter.

Adjusted net income (TotalEnergies share) was $4,074 million in the third quarter of 2024 compared to $4,672 million in the second quarter of 2024, mainly due to much lower refining margins and the decrease in oil prices.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Adjustments to net income were ($1,780) million in the third quarter of 2024, consisting mainly of:

•	($1.1) billion related to impairments, notably linked to the Chapter 11 bankruptcy filing of Sunpower and the exit of blocks 11B/12B and 5/6/7 in South Africa,

•	($0.4) billion in inventory effects,

•	($0.3) billion in other adjustments, notably related to the effect of changes in fair value and adjustments of deferred tax assets linked to changes in tax rates.

2.	Fully-diluted shares and share buybacks

As of September 30, 2024, the number of diluted shares was 2,299 million.

TotalEnergies repurchased:

•	29.3 million shares in the third quarter of 2024 for $2 billion,

•	88.1 million shares in the first nine months of 2024 for $6 billion.

3. Acquisitions - asset sales

Acquisitions were:

•	$1,795 million in the third quarter of 2024, primarily related to the acquisition of the West Burton flexible gas capacity in the United Kingdom, acquisitions of stakes in offshore wind projects in Germany in 2023 and in the Netherlands in 2024 and investment in a new solar portfolio with Adani Green in India,

•	$3,413 million in the first nine months of 2024, related to the above elements as well as the acquisitions of a 20% interest from Lewis Energy Group in the Dorado (Eagle Ford) gas field in the United States, the German renewable energy aggregator Quadra Energy, 1.5 GW of flexible gas capacity in Texas, battery storage developer Kyon in Germany, and Talos Low Carbon Solutions in the carbon storage industry in the United States.

Divestments were:

•	$133 million in the third quarter of 2024, primarily related to earn-out payments from the sale of upstream Canadian oil assets,

•	$2,031 million in the first nine months of 2024, related to the above elements as well as to the closing of the retail network transaction with Alimentation Couche-Tard in Belgium, Luxemburg, and the Netherlands, the sale of a 15% interest in Absheron, in Azerbaijan, the farmdown of the Seagreen offshore wind farm in the United Kingdom, and the sale of petrochemical assets in Lavera, France.

4. Cash flow

TotalEnergies’ cash flow from operating activities was $7,171 million in the third quarter of 2024, compared to a cash flow from operations excluding working capital (CFFO) of $6,821 million, and was impacted by an improvement in working capital of $0.4 billion, mainly due to the stock effect at the end of the quarter that was partially compensated by the decrease of tax payables.

The change in working capital was a decrease of $836 million in the third quarter of 2024 in accordance with IFRS. The difference of $486 million between IFRS and replacement cost method corresponds to the following adjustments: (i) the pre-tax inventory valuation effect of $464 million, (ii) less the mark-to-market effect of Integrated LNG’s and Integrated Power’s contracts of $35 million, (iii) plus the capital gains from the renewables project sale of $0 million and (iv) plus the organic loan repayments from equity affiliates of $57 million.

The change in working capital, as determined using the replacement cost method excluding the mark-to-market effect of Integrated LNG and Integrated Power’s contracts, including capital gain from renewable project sales and including organic loan repayment from equity affiliates, was a decrease of $350 million in the third quarter of 2024, compared to a decrease of $1,230 million in the second quarter of 2024.

TotalEnergies’ net cash flow1 was:

•	$1,057 million in the third quarter of 2024 compared to $3,147 million in the second quarter 2024, reflecting the $956 million decrease in CFFO and the $1,134 million increase in net investments to $5,764 million in the third quarter 2024,

•	$8,800 million in the first nine months of 2024 compared to $11,344 million a year ago, reflecting the $4,680 million decrease in CFFO and the $2,136 million decrease in net investments to $13,966 million in the first nine months of 2024.

1 Net cash flow is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on non-GAAP measures (alternative performance measures) and to pages 16 and following for reconciliation tables.

D. PROFITABILITY

Return on equity was 16.6% for the twelve months ended September 30, 2024.

In millions of dollars	October 1, 2023 September 30, 2024	July 1, 2023 June 30, 2024	October 1, 2022 September 30, 2023
Adjusted net income	19,398	21,769	25,938
Average adjusted shareholders’ equity	116,572	116,286	116,529
Return on equity (ROE)	16.6%	18.7%	22.3%

Return on average capital employed (ROACE)2 was 14.6% for the twelve months ended September 30, 2024.

In millions of dollars	October 1, 2023 September 30, 2024	July 1, 2023 June 30, 2024	October 1, 2022 September 30, 2023
Adjusted net operating income	20,701	23,030	27,351
Average capital employed	142,195	138,776	135,757
ROACE	14.6%	16.6%	20.1%

E. Annual 2024 Sensitivities*

	Change	Estimated impact on adjusted net operating income	Estimated impact on cash flow from operations
Dollar	+/- 0.1 $ per €	-/+ 0.1 B$	~0 B$
Average liquids price**	+/- 10$/b	+/- 2.3 B$	+/- 2.8 B$
European gas price – NBP / TTF	+/- 2 $/Mbtu	+/- 0.4 B$	+/- 0.4 B$
European Refining Margin Marker (ERM)	+/- 10 $/t	+/- 0.4 B$	+/- 0.5 B$

* Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2024. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals.

** In a 80 $/b Brent environment.

F. SUMMARY AND OUTLOOK

In a context of modest global macroeconomic growth and geopolitical tensions in the Middle East, oil prices are volatile. At the end of October, the European Refining Marker (ERM) is close to 25 $/t, compared to an average of 15$/t in the third quarter of 2024.

European gas prices remain at sustained levels and are expected to be between $12 and $13/Mbtu in the fourth quarter 2024, supported by the anticipation of winter gas consumption. Given the evolution of oil and gas prices in the recent months and the lag effect on price formulas, TotalEnergies anticipates that its average LNG selling price should be around $10/Mbtu in the fourth quarter 2024.

Fourth quarter 2024 hydrocarbon production is expected to be between 2.4 and 2.45 Mboe/d, benefiting from the end of security-related disruptions in Libya and the start-up of the Mero-3 project in Brazil, which are compensated by several planned shutdowns during the fourth quarter of 2024.

The fourth quarter 2024 refining utilization rate is anticipated to remain above 85%, with a turnaround planned at Leuna refinery in October.

The Company confirms net investments guidance of $17-$18 billion in 2024.

2 ROACE is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995), notably with respect to the financial condition, results of operations, business activities and strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “will”, “should”, “could”, “would”, “may”, “likely”, “might”, “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, technological innovations, meteorological conditions and events, as well as socio-demographic, economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as COVID-19. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Readers are cautioned not to consider forward-looking statements as accurate, but as an expression of the Company’s views only as of the date this document is published. TotalEnergies SE and its subsidiaries have no obligation, make no commitment and expressly disclaim any responsibility to investors or any stakeholder to update or revise, particularly as a result of new information or future events, any forward-looking information or statement, objectives or trends contained in this document. In addition, the Company has not verified, and is under no obligation to verify any third-party data contained in this document or used in the estimates and assumptions or, more generally, forward-looking statements published in this document.

For additional factors, you should read the information set forth under “Item 3. -3.1 Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TotalEnergies’ Form 20-F for the year ended December 31, 2023.

Additionally, the developments of environmental and climate change-related issues in this document are based on various frameworks and the interests of various stakeholders which are subject to evolve independently of the Company’s will. Moreover, the Company’s disclosures on such issues, including climate-related disclosures, may include information that is not necessarily "material" under US securities laws for SEC reporting purposes or under applicable securities law.

OPERATING INFORMATION BY SEGMENT

Company’s production (Exploration & Production + Integrated LNG)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Combined liquids and gas production by region (kboe/d)	9M24	9M23	9M24 vs 9M23
556	561	-1%	550	Europe	563	556	+1%
452	449	+1%	459	Africa	454	478	-5%
799	825	-3%	781	Middle East and North Africa	813	756	+8%
388	358	+8%	445	Americas	366	443	-17%
214	248	-14%	241	Asia-Pacific	241	257	-6%
2,409	2,441	-1%	2,476	Total production	2,437	2,490	-2%
371	359	+3%	327	includes equity affiliates	359	336	+7%

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Liquids production by region (kb/d)	9M24	9M23	9M24 vs 9M23
221	225	-2%	229	Europe	224	230	-3%
329	325	+1%	335	Africa	328	354	-7%
637	660	-4%	627	Middle East and North Africa	649	607	+7%
189	167	+14%	268	Americas	176	267	-34%
90	100	-10%	102	Asia-Pacific	98	107	-8%
1,466	1,477	-1%	1,561	Total production	1,475	1,565	-6%
154	150	+3%	156	includes equity affiliates	153	153	-

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Gas production by region (Mcf/d)	9M24	9M23	9M24 vs 9M23
1,812	1,814	-	1,733	Europe	1,832	1,760	+4%
632	620	+2%	619	Africa	633	615	+3%
888	904	-2%	844	Middle East and North Africa	896	817	+10%
1,100	1,061	+4%	989	Americas	1,055	986	+7%
661	781	-15%	736	Asia-Pacific	758	807	-6%
5,093	5,180	-2%	4,921	Total production	5,174	4,985	+4%
1,190	1,127	+6%	933	includes equity affiliates	1,120	996	+12%

Downstream (Refining & Chemicals and Marketing & Services)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Petroleum product sales by region (kb/d)	9M24	9M23	9M24 vs 9M23
1,932	1,840	+5%	1,838	Europe	1,849	1,716	+8%
585	558	+5%	621	Africa	578	629	-8%
1,091	989	+10%	946	Americas	1,038	904	+15%
747	639	+17%	624	Rest of world	699	637	+10%
4,355	4,026	+8%	4,029	Total consolidated sales	4,164	3,886	+7%
395	397	-1%	407	Includes bulk sales	397	406	-2%
2,578	2,266	+14%	2,222	Includes trading	2,414	2,095	+15%

3Q24	2Q24	3Q24 vs 2Q24	3Q23	Petrochemicals production* (kt)	9M24	9M23	9M24 vs 9M23
954	900	+6%	1,018	Europe	2,844	3,091	-8%
765	756	+1%	611	Americas	2,166	1,837	+18%
762	702	+9%	771	Middle East and Asia	2,192	1,999	+10%

*	Olefins, polymers.

INTEGRATED POWER

Net power production

	3Q24						2Q24
Net power production (TWh)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.2	0.1	-	0.6	0.0	0.9	0.2	0.2	-	0.4	0.0	0.8
Rest of Europe	0.1	0.4	0.2	1.3	0.1	2.1	0.1	0.4	0.4	0.4	0.1	1.4
Africa	0.0	0.0	-	-	-	0.0	0.0	0.0	-	-	-	0.0
Middle East	0.2	-	-	0.3	-	0.5	0.3	-	-	0.2	-	0.5
North America	1.2	0.4	-	2.2	-	3.8	0.9	0.6	-	1.2	-	2.8
South America	0.1	1.1	-	-	-	1.2	0.1	0.8	-	-	-	0.9
India	1.6	0.4	-	-	-	2.0	1.9	0.4	-	-	-	2.2
Asia-Pacific	0.4	0.0	0.0	-	-	0.4	0.4	0.0	0.0	-	-	0.5
Total	4.0	2.4	0.3	4.4	0.1	11.1	3.9	2.3	0.5	2.2	0.1	9.1

Installed power generation net capacity

	3Q24						2Q24
Installed power generation net capacity (GW) (1)	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total	Solar	Onshore Wind	Offshore Wind	Gas	Others	Total
France	0.6	0.4	-	2.6	0.2	3.7	0.6	0.4	-	2.6	0.1	3.7
Rest of Europe	0.3	0.9	0.3	2.7	0.2	4.4	0.3	0.9	0.3	1.4	0.1	2.9
Africa	0.1	0.0	-	-	0.0	0.1	0.1	0.0	-	-	0.0	0.1
Middle East	0.4	-	-	0.3	-	0.8	0.4	-	-	0.3	-	0.8
North America	2.6	0.8	-	1.5	0.4	5.3	2.3	0.8	-	1.5	0.4	5.0
South America	0.4	0.9	-	-	-	1.2	0.4	0.9	-	-	-	1.2
India	4.3	0.5	-	-	-	4.9	4.2	0.5	-	-	-	4.7
Asia-Pacific	1.1	0.0	0.1	-	0.0	1.2	1.1	0.0	0.1	-	0.0	1.2
Total	9.8	3.6	0.4	7.1	0.7	21.6	9.3	3.5	0.4	5.8	0.7	19.6

Power generation gross capacity from renewables

	3Q24					2Q24
Installed power generation gross capacity from renewables (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.1	0.7	-	0.2	2.1	1.1	0.7	-	0.2	2.0
Rest of Europe	0.3	1.1	1.1	0.2	2.8	0.3	1.1	1.1	0.2	2.7
Africa	0.1	-	-	0.0	0.1	0.1	-	-	0.0	0.1
Middle East	1.2	-	-	-	1.2	1.2	-	-	-	1.2
North America	4.9	2.2	-	0.7	7.7	5.2	2.2	-	0.7	8.1
South America	0.4	1.3	-	-	1.6	0.4	1.3	-	-	1.6
India	6.1	0.6	-	-	6.7	5.9	0.5	-	-	6.5
Asia-Pacific	1.6	0.0	0.4	0.0	2.0	1.5	-	0.3	-	1.8
Total	15.6	5.9	1.6	1.1	24.2	15.7	5.8	1.4	1.1	24.0

	3Q24					2Q24
Power generation gross capacity from renewables in construction (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	0.2	0.0	0.0	0.0	0.2	0.1	0.0	0.0	0.0	0.2
Rest of Europe	0.4	0.1	0.8	0.1	1.4	0.4	0.2	-	0.1	0.6
Africa	0.3	-	-	0.1	0.4	0.3	-	-	0.1	0.4
Middle East	0.1	-	-	-	0.1	0.1	-	-	-	0.1
North America	1.7	0.0	-	0.4	2.1	1.7	0.0	-	0.3	2.0
South America	0.3	0.6	-	0.2	1.1	0.0	0.6	-	-	0.7
India	3.9	-	-	-	3.9	0.5	0.1	-	-	0.5
Asia-Pacific	0.1	-	0.2	-	0.3	0.0	0.0	0.4	-	0.4
Total	6.9	0.8	1.0	0.7	9.5	3.2	0.9	0.4	0.4	5.0

	3Q24					2Q24
Power generation gross capacity from renewables in development (GW) (1), (2)	Solar	Onshore Wind	Offshore Wind	Other	Total	Solar	Onshore Wind	Offshore Wind	Other	Total
France	1.1	0.4	-	0.1	1.6	1.4	0.4	-	0.1	1.9
Rest of Europe	4.6	0.8	8.9	2.6	16.9	4.4	0.8	8.9	2.2	16.4
Africa	0.7	0.3	-	-	1.0	0.7	0.3	-	-	1.0
Middle East	1.8	-	-	-	1.8	1.8	-	-	-	1.8
North America	8.8	3.3	4.1	4.9	21.0	9.7	2.9	4.1	4.4	21.1
South America	1.8	1.2	-	0.0	3.0	2.1	1.2	-	0.2	3.4
India	2.2	0.1	-	-	2.3	4.5	0.2	-	-	4.7
Asia-Pacific	3.6	1.1	2.6	1.1	8.4	3.4	1.1	2.6	1.1	8.2
Total	24.4	7.2	15.6	8.7	55.9	28.0	6.8	15.6	8.0	58.5

(1)	End-of-period data.

(2)	Includes 20% of the gross capacities of Adani Green Energy Limited, 50% of Clearway Energy Group and 49% of Casa dos Ventos.

ADJUSTMENT ITEMS TO NET INCOME (TOTALENERGIES SHARE)

3Q24	2Q24	3Q23	In millions of dollars	9M24	9M23
2,294	3,787	6,676	Net income (TotalEnergies share)	11,802	16,321
(1,337)	(274)	(749)	Special items affecting net income (TotalEnergies share)	(806)	(1,285)
-	(110)	-	Gain (loss) on asset sales	1,397	203
(10)	(11)	-	Restructuring charges	(21)	(5)
(1,100)	-	(614)	Impairments	(1,744)	(1,143)
(227)	(153)	(135)	Other	(438)	(340)
(359)	(320)	607	After-tax inventory effect : FIFO vs. replacement cost	(555)	(164)
(84)	(291)	365	Effect of changes in fair value	(695)	(180)
(1,780)	(885)	223	Total adjustments affecting net income	(2,056)	(1,629)
4,074	4,672	6,453	Adjusted net income (TotalEnergies share)	13,858	17,950

RECONCILIATION OF NET INCOME (TOTALENERGIES SHARE) TO ADJUSTED EBITDA

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
2,294	3,787	-39%	6,676	Net income - TotalEnergies share	11,802	16,321	-28%
1,780	885	x2	(223)	Less: adjustment items to net income (TotalEnergies share)	2,056	1,629	+26%
4,074	4,672	-13%	6,453	Adjusted net income - TotalEnergies share	13,858	17,950	-23%
				Adjusted items
90	67	+34%	82	Add: non-controlling interests	257	217	+18%
2,369	2,977	-20%	3,130	Add: income taxes	8,337	9,935	-16%
3,048	2,962	+3%	2,967	Add: depreciation, depletion and impairment of tangible assets and mineral interests	8,952	8,952	-
103	87	+18%	88	Add: amortization and impairment of intangible assets	282	279	+1%
797	725	+10%	726	Add: financial interest on debt	2,230	2,160	+3%
(433)	(417)	ns	(384)	Less: financial income and expense from cash & cash equivalents	(1,302)	(1,159)	ns
10,048	11,073	-9%	13,062	Adjusted EBITDA	32,614	38,334	-15%

RECONCILIATION OF REVENUES FROM SALES TO ADJUSTED EBITDA AND NET INCOME (TOTALENERGIES SHARE)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
				Adjusted items
47,429	49,183	-4%	54,413	Revenues from sales	148,495	164,180	-10%
(30,856)	(31,314)	ns	(34,738)	Purchases, net of inventory variation	(95,695)	(105,596)	ns
(7,147)	(7,664)	ns	(7,346)	Other operating expenses	(22,391)	(22,852)	ns
(101)	(97)	ns	(245)	Exploration costs	(286)	(401)	ns
59	146	-60%	142	Other income	445	335	+33%
(121)	(37)	ns	64	Other expense, excluding amortization and impairment of intangible assets	(283)	(138)	ns
293	433	-32%	296	Other financial income	1,008	945	+7%
(214)	(213)	ns	(186)	Other financial expense	(642)	(542)	ns
706	636	+11%	662	Net income (loss) from equity affiliates	1,963	2,403	-18%
10,048	11,073	-9%	13,062	Adjusted EBITDA	32,614	38,334	-15%
				Adjusted items
(3,048)	(2,962)	ns	(2,967)	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(8,952)	(8,952)	ns
(103)	(87)	ns	(88)	Less: amortization of intangible assets	(282)	(279)	ns
(797)	(725)	ns	(726)	Less: financial interest on debt	(2,230)	(2,160)	ns
433	417	+4%	384	Add: financial income and expense from cash & cash equivalents	1,302	1,159	+12%
(2,369)	(2,977)	ns	(3,130)	Less: income taxes	(8,337)	(9,935)	ns
(90)	(67)	ns	(82)	Less: non-controlling interests	(257)	(217)	ns
(1,780)	(885)	ns	223	Add: adjustment - TotalEnergies share	(2,056)	(1,629)	ns
2,294	3,787	-39%	6,676	Net income - TotalEnergies share	11,802	16,321	-28%

INVESTMENTS – DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: (TOTALENERGIES SHARE)

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
5,562	4,558	+22%	4,987	Cash flow used in investing activities (a)	13,587	15,822	-14%
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
57	(29)	ns	(17)	Organic loan repayment from equity affiliates (c)	31	(5)	ns
-	-	ns	43	Change in debt from renewable projects financing (d) *	-	81	-100%
119	97	+23%	64	Capex linked to capitalized leasing contracts (e)	319	188	+70%
26	4	x6.5	14	Expenditures related to carbon credits (f)	29	16	+81%
5,764	4,630	+24%	5,091	Net investments (a + b + c + d + e + f = g - i + h)	13,966	16,102	-13%
1,662	220	x7.5	808	of which acquisitions net of assets sales (g-i)	1,382	4,115	-66%
1,795	544	x3.3	1,992	Acquisitions (g)	3,413	5,730	-40%
133	324	-59%	1,184	Asset sales (i)	2,031	1,615	+26%
-	-	ns	(43)	Change in debt from renewable projects (partner share)	-	(81)	-100%
4,102	4,410	-7%	4,283	of which organic investments (h)	12,584	11,987	+5%
148	101	+46%	346	Capitalized exploration	394	879	-55%
458	589	-22%	422	Increase in non-current loans	1,585	1,162	+36%
(140)	(178)	ns	(120)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(464)	(433)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: EXPLORATION & PRODUCTION

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
2,161	2,548	-15%	1,978	Cash flow used in investing activities (a)	6,697	8,542	-22%
-	-	ns	-	Other transactions with non-controlling interests (b)			ns
1	-	ns	-	Organic loan repayment from equity affiliates (c)	1		ns
-	-	ns	-	Change in debt from renewable projects financing (d) *			ns
100	90	+11%	51	Capex linked to capitalized leasing contracts (e)	280	157	+78%
26	4	x6.5	14	Expenditures related to carbon credits (f)	29	16	+81%
2,288	2,642	-13%	2,043	Net investments (a + b + c + d + e + f = g - i + h)	7,007	8,715	-20%
(42)	57	ns	(514)	of which acquisitions net of assets sales (g-i)	51	1,600	-97%
36	160	-78%	156	Acquisitions (g)	523	2,281	-77%
78	103	-24%	670	Asset sales (i)	472	681	-31%
-	-	ns	-	Change in debt from renewable projects (partner share)			ns
2,330	2,585	-10%	2,557	of which organic investments (h)	6,956	7,115	-2%
140	88	+58%	343	Capitalized exploration	364	872	-58%
46	67	-31%	32	Increase in non-current loans	155	93	+67%
(11)	(46)	ns	(29)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(72)	(75)	ns
-	-	-	ns	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED LNG

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
500	815	-39%	566	Cash flow used in investing activities (a)	1,830	2,293	-20%
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
2	-	ns	1	Organic loan repayment from equity affiliates (c)	3	2	+50%
-	-	ns	-	Change in debt from renewable projects financing (d) *	-	-	ns
14	7	+100%	12	Capex linked to capitalized leasing contracts (e)	33	26	+27%
-	-	ns	-	Expenditures related to carbon credits (f)	-	-	ns
516	822	-37%	579	Net investments (a + b + c + d + e + f = g - i + h)	1,866	2,321	-20%
65	198	-67%	84	of which acquisitions net of assets sales (g-i)	251	1,048	-76%
69	199	-65%	204	Acquisitions (g)	268	1,197	-78%
4	1	x4	120	Asset sales (i)	17	149	-89%
-	-	ns	-	Change in debt from renewable projects (partner share)	-	-	ns
451	624	-28%	495	of which organic investments (h)	1,615	1,273	+27%
8	13	-38%	3	Capitalized exploration	30	7	x4.3
214	153	+40%	153	Increase in non-current loans	540	391	+38%
(79)	(42)	ns	(47)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(158)	(111)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: INTEGRATED POWER

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
2,221	508	x4.4	1,884	Cash flow used in investing activities (a)	4,406	3,627	+21%
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
10	-	ns	4	Organic loan repayment from equity affiliates (c)	10	26	-62%
-	-	ns	43	Change in debt from renewable projects financing (d) *	-	81	-100%
5	-	ns	1	Capex linked to capitalized leasing contracts (e)	6	5	+20%
-	-	ns	-	Expenditures related to carbon credits (f)	-	-	ns
2,236	508	x4.4	1,932	Net investments (a + b + c + d + e + f = g - i + h)	4,422	3,739	+18%
1,529	(88)	ns	1,354	of which acquisitions net of assets sales (g-i)	2,176	1,831	+19%
1,565	142	x11	1,622	Acquisitions (g)	2,443	2,204	+11%
36	230	-84%	268	Asset sales (i)	267	373	-28%
-	-	ns	(43)	Change in debt from renewable projects (partner share)	-	(81)	-100%
707	596	+19%	578	of which organic investments (h)	2,246	1,908	+18%
-	-	ns	-	Capitalized exploration	-	-	ns
135	239	-44%	207	Increase in non-current loans	679	552	+23%
(24)	(31)	ns	(17)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(116)	(149)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: REFINING & CHEMICALS

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
319	316	+1%	310	Cash flow used in investing activities (a)	1,032	964	+7%
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
44	(29)	ns	(21)	Organic loan repayment from equity affiliates (c)	17	(33)	ns
-	-	ns	-	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	ns	-	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	ns	-	Expenditures related to carbon credits (f)	-	-	ns
363	287	+26%	289	Net investments (a + b + c + d + e + f = g - i + h)	1,049	931	+13%
34	(95)	ns	(97)	of which acquisitions net of assets sales (g-i)	(81)	(107)	ns
42	26	+62%	-	Acquisitions (g)	77	31	x2.5
8	121	-93%	97	Asset sales (i)	158	138	+14%
-	-	ns	-	Change in debt from renewable projects (partner share)	-	-	ns
329	382	-14%	386	of which organic investments (h)	1,130	1,038	+9%
-	-	ns	-	Capitalized exploration	-	-	ns
33	58	-43%	13	Increase in non-current loans	98	51	+92%
(17)	(3)	ns	(9)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(27)	(25)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

INVESTMENTS & DIVESTMENTS  AND RECONCILIATION OF CASH FLOW USED IN INVESTING ACTIVITIES TO NET INVESTMENTS, TO ACQUISITIONS NET OF ASSETS SALES AND TO ORGANIC INVESTMENTS: MARKETING & SERVICES

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
310	337	-8%	221	Cash flow used in investing activities (a)	(490)	307	ns
-	-	ns	-	Other transactions with non-controlling interests (b)	-	-	ns
-	-	ns	-	Organic loan repayment from equity affiliates (c)	-	-	ns
-	-	ns	-	Change in debt from renewable projects financing (d) *	-	-	ns
-	-	ns	-	Capex linked to capitalized leasing contracts (e)	-	-	ns
-	-	ns	-	Expenditures related to carbon credits (f)	-	-	ns
310	337	-8%	221	Net investments (a + b + c + d + e + f = g - i + h)	(490)	307	ns
78	151	-48%	(18)	of which acquisitions net of assets sales (g-i)	(1,009)	(256)	ns
83	17	x4.9	10	Acquisitions (g)	102	17	x6
5	(134)	ns	28	Asset sales (i)	1,111	273	x4.1
-	-	ns	-	Change in debt from renewable projects (partner share)	-	-	ns
232	186	+25%	239	of which organic investments (h)	519	563	-8%
-	-	ns	-	Capitalized exploration	-	-	ns
16	57	-72%	16	Increase in non-current loans	84	53	+58%
(10)	(53)	ns	(19)	Repayment of non-current loans, excluding organic loan repayment from equity affiliates	(89)	(70)	ns
-	-	ns	-	Change in debt from renewable projects (TotalEnergies share)	-	-	ns

* Change in debt from renewable projects (TotalEnergies share and partner share).

CASH FLOW (TOTALENERGIES SHARE)

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO), to DACF and to Net cash flow

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
7,171	9,007	-20%	9,496	Cash flow from operating activities (a)	18,347	24,529	-25%
871	1,669	-48%	(582)	(Increase) decrease in working capital (b) *	(3,581)	(2,851)	ns
(464)	(468)	ns	764	Inventory effect (c)	(807)	10	ns
-	-	ns	43	Capital gain from renewable project sales (d)	-	81	-100%
57	(29)	ns	(17)	Organic loan repayments from equity affiliates (e)	31	(5)	ns
6,821	7,777	-12%	9,340	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	22,766	27,446	-17%
(188)	(118)	ns	(211)	Financial charges	(449)	(476)	ns
7,009	7,895	-11%	9,551	Debt Adjusted Cash Flow (DACF)	23,215	27,922	-17%

4,102	4,410	-7%	4,283	Organic investments (g)	12,584	11,987	+5%
2,719	3,367	-19%	5,058	Free cash flow after organic investments (f - g)	10,182	15,459	-34%

5,764	4,630	+24%	5,091	Net investments (h)	13,966	16,102	-13%
1,057	3,147	-66%	4,249	Net cash flow (f - h)	8,800	11,344	-22%

 *      Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG and Integrated Power segments’ contracts.

CASH FLOW BY SEGMENT

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Exploration & Production

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
4,763	4,535	+5%	4,240	Cash flow from operating activities (a)	12,888	12,823	+1%
491	182	x2.7	(925)	(Increase) decrease in working capital (b)	(215)	(1,613)	ns
-	-	ns	-	Inventory effect (c)	-	-	ns
-	-	ns	-	Capital gain from renewable project sales (d)	-	-	ns
1	-	ns	-	Organic loan repayments from equity affiliates (e)	1	-	ns
4,273	4,353	-2%	5,165	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	13,104	14,436	-9%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated LNG

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
830	431	+93%	872	Cash flow from operating activities (a)	2,971	5,740	-48%
(56)	(789)	ns	(775)	(Increase) decrease in working capital (b) *	(482)	212	ns
-	-	ns	-	Inventory effect (c)	-	-	ns
-	-	ns	-	Capital gain from renewable project sales (d)	-	-	ns
2	-	ns	1	Organic loan repayments from equity affiliates (e)	3	2	+50%
888	1,220	-27%	1,648	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	3,456	5,530	-38%

*       Changes in working capital are presented excluding the mark-to-market effect of Integrated LNG sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Integrated Power

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
373	1,647	-77%	1,936	Cash flow from operating activities (a)	1,771	2,935	-40%
(253)	1,024	ns	1,466	(Increase) decrease in working capital (b) *	(170)	1,595	ns
-	-	ns	-	Inventory effect (c)	-	-	ns
-	-	ns	43	Capital gain from renewable project sales (d)	-	81	-100%
10	-	ns	4	Organic loan repayments from equity affiliates (e)	10	26	-62%
636	623	+2%	516	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,951	1,447	+35%

*          Changes in working capital are presented excluding the mark-to-market effect of Integrated Power sectors’ contracts.

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Refining & Chemicals

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
564	1,541	-63%	2,060	Cash flow from operating activities (a)	(24)	3,132	ns
413	788	-48%	(125)	(Increase) decrease in working capital (b)	(2,325)	(1,520)	ns
(335)	(393)	ns	546	Inventory effect (c)	(620)	(61)	ns
-	-	ns	-	Capital gain from renewable project sales (d)	-	-	ns
44	(29)	ns	(21)	Organic loan repayments from equity affiliates (e)	17	(33)	ns
530	1,117	-53%	1,618	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	2,938	4,680	-37%

Reconciliation of Cash flow from operating activities to Cash flow from operations excluding working capital (CFFO): Marketing & Services

3Q24	2Q24	3Q24 vs 2Q24	3Q23	In millions of dollars	9M24	9M23	9M24 vs 9M23
581	1,650	-65%	206	Cash flow from operating activities (a)	2,123	198	x10.7
63	1,066	-94%	(599)	(Increase) decrease in working capital (b)	525	(1,672)	ns
(129)	(75)	ns	218	Inventory effect (c)	(187)	71	ns
-	-	ns	-	Capital gain from renewable project sales (d)	-	-	ns
-	-	ns	-	Organic loan repayments from equity affiliates (e)	-	-	ns
647	659	-2%	587	Cash flow from operations excluding working capital (CFFO) (f = a - b - c + d + e)	1,785	1,799	-1%

GEARING RATIO

In millions of dollars	09/30/2024	06/30/2024	09/30/2023
Current borrowings *	11,805	9,358	15,193
Other current financial liabilities	488	461	415
Current financial assets *, **	(5,780)	(6,425)	(6,585)
Net financial assets classified as held for sale *	204	(61)	(44)
Non-current financial debt *	37,824	34,726	33,947
Non-current financial assets *	(1,307)	(1,166)	(1,519)
Cash and cash equivalents	(25,672)	(23,211)	(24,731)
Net debt (a)	17,562	13,682	16,676

Shareholders’ equity - TotalEnergies share	116,059	117,379	115,767
Non-controlling interests	2,557	2,648	2,657
Shareholders' equity (b)	118,616	120,027	118,424

Gearing = a / (a+b)	12.9%	10.2%	12.3%

Leases (c)	8,338	8,012	8,277
Gearing including leases (a+c) / (a+b+c)	17.9%	15.3%	17.4%

*         Excludes leases receivables and leases debts.

**        Including initial margins held as part of the Company's activities on organized markets.

RETURN ON AVERAGE CAPITAL EMPLOYED (ROACE)

    Twelve months ended September 30, 2024

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Company

Adjusted net operating income	10,501	4,893	2,125	2,475	1,304	20,701
Capital employed at 09/30/2023	69,392	36,033	20,043	9,002	9,025	141,093
Capital employed at 09/30/2024	64,859	39,460	24,589	9,050	7,325	143,297
ROACE	15.6%	13.0%	9.5%	27.4%	16.0%	14.6%

PAYOUT1

In millions of dollars	9M24	9M23	2023
Dividend paid (parent company shareholders)	5,719	5,648	7,517
Repayment of treasury shares	6,018	6,203	9,167

Payout ratio	49%	43%	46%

1 Payout is a non-GAAP financial measure. Refer to the Glossary on page 25 for the definitions and further information on Non-GAAP measures (alternative performance measures).

RECONCILIATION OF CAPITAL EMPLOYED (BALANCE SHEET) AND CALCULATION OF ROACE

In millions of dollars	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Inter- Company	Company
Adjusted net operating income 3rd quarter 2024	2,482	1,063	485	241	364	(76)		4,559
Adjusted net operating income 2nd quarter 2024	2,667	1,152	502	639	379	(253)		5,086
Adjusted net operating income 1st quarter 2024	2,550	1,222	611	962	255	(90)		5,510
Adjusted net operating income 4th quarter 2023	2,802	1,456	527	633	306	(178)		5,546
Adjusted net operating income ( a )	10,501	4,893	2,125	2,475	1,304	(597)		20,701

Balance sheet as of September 30, 2024
Property plant and equipment intangible assets net	83,224	25,426	15,517	12,365	6,808	676		144,016
Investments & loans in equity affiliates	3,850	15,609	9,341	4,117	1,046			33,963
Other non-current assets	3,896	2,096	1,286	741	1,210	324		9,553
Inventories, net	1,444	1,595	617	11,277	3,599			18,532
Accounts receivable, net	5,801	6,146	4,270	16,506	8,770	1,067	(23,783)	18,777
Other current assets	7,363	7,814	4,788	2,415	3,154	2,357	(5,958)	21,933
Accounts payable	(7,035)	(6,771)	(5,459)	(28,346)	(9,809)	(994)	23,746	(34,668)
Other creditors and accrued liabilities	(9,658)	(8,693)	(4,542)	(5,596)	(6,015)	(6,207)	5,995	(34,716)
Working capital	(2,085)	91	(326)	(3,744)	(301)	(3,777)		(10,142)
Provisions and other non-current liabilities	(24,510)	(3,762)	(1,801)	(3,415)	(1,233)	791		(33,930)
Assets and liabilities classified as held for sale	484		572					1,056
Capital Employed (Balance sheet)	64,859	39,460	24,589	10,064	7,530	(1,986)	-	144,516
Less inventory valuation effect				(1,014)	(205)			(1,219)
Capital Employed at replacement cost (b)	64,859	39,460	24,589	9,050	7,325	(1,986)	-	143,297

Balance sheet as of September 30, 2023
Property plant and equipment intangible assets net	84,906	24,683	11,635	11,350	6,449	609		139,632
Investments & loans in equity affiliates	2,823	13,624	8,840	4,293	573			30,153
Other non-current assets	3,473	2,874	711	722	1,124	(35)		8,869
Inventories, net	1,542	1,768	657	14,337	4,208			22,512
Accounts receivable, net	7,152	8,436	5,415	23,483	9,416	1,734	(32,038)	23,598
Other current assets	5,623	10,327	8,081	2,452	3,531	2,815	(10,577)	22,252
Accounts payable	(5,860)	(9,514)	(5,659)	(35,396)	(10,972)	(1,787)	31,920	(37,268)
Other creditors and accrued liabilities	(9,532)	(12,307)	(8,178)	(6,803)	(4,919)	(6,361)	10,695	(37,405)
Working capital	(1,075)	(1,290)	316	(1,927)	1,264	(3,598)		(6,310)
Provisions and other non-current liabilities	(26,342)	(3,858)	(1,586)	(3,757)	(1,207)	623		(36,127)
Assets and liabilities classified as held for sale	5,607		127	130	1,298			7,162
Capital Employed (Balance sheet)	69,392	36,033	20,043	10,811	9,501	(2,402)		143,378
Less inventory valuation effect				(1,809)	(476)			(2,285)
Capital Employed at replacement cost (c)	69,392	36,033	20,043	9,002	9,025	(2,402)		141,093
ROACE as a percentage (a/average(b+c))	15.6%	13.0%	9.5%	27.4%	16.0%			14.6%

GLOSSARY

Acquisitions net of assets sales is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Acquisitions net of assets sales refer to acquisitions minus assets sales (including other operations with non-controlling interests). This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates the allocation of cash flow used for growing the Company’s asset base via external growth opportunities.

Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income. It refers to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e., all operating income and contribution of equity affiliates to net income. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure and compare the Company’s profitability with utility companies (energy sector).

Adjusted net income (TotalEnergies share) is a non-GAAP financial measure and its most directly comparable IFRS measure is Net Income (TotalEnergies share). Adjusted Net Income (TotalEnergies share) refers to Net Income (TotalEnergies share) less adjustment items to Net Income (TotalEnergies share). Adjustment items are inventory valuation effect, effect of changes in fair value, and special items. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to evaluate the Company’s operating results and to understand its operating trends by removing the impact of non-operational results and special items.

Capital Employed is a non-GAAP financial measure. They are calculated at replacement cost and refer to capital employed (balance sheet) less inventory valuations effect. Capital employed (balance sheet) refers to the sum of the following items: (i) Property, plant and equipment, intangible assets, net, (ii) Investments & loans in equity affiliates, (iii) Other non-current assets, (iv) Working capital which is the sum of: Inventories, net, Accounts receivable, net, other current assets, Accounts payable, Other creditors and accrued liabilities(v) Provisions and other non-current liabilities and (vi) Assets and liabilities classified as held for sale. Capital Employed can be a valuable tool for decision makers, analysts and shareholders alike to provide insight on the amount of capital investment used by the Company or its business segments to operate. Capital Employed is used to calculate the Return on Average Capital Employed (ROACE).

Cash Flow From Operations excluding working capital (CFFO) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Cash Flow From Operations excluding working capital is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of Integrated LNG and Integrated Power contracts, including capital gain from renewable projects sales and including organic loan repayments from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to help understand changes in cash flow from operating activities, excluding the impact of working capital changes across periods on a consistent basis and with the performance of peer companies in a manner that, when viewed in combination with the Company’s results prepared in accordance with GAAP, provides a more complete understanding of the factors and trends affecting the Company’s business and performance. This performance indicator is used by the Company as a base for its cash flow allocation and notably to guide on the share of its cash flow to be allocated to the distribution to shareholders.

Debt adjusted cash flow (DACF) is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. DACF is defined as Cash Flow From Operations excluding working capital (CFFO) without financial charges. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it corresponds to the funds theoretically available to the Company for investments, debt repayment and distribution to shareholders, and therefore facilitates comparison of the Company’s results of operations with those of other registrants, independent of their capital structure and working capital requirements.

Free cash flow after Organic Investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Free cash flow after Organic Investments, refers to Cash Flow From Operations excluding working capital minus Organic Investments. Organic Investments refer to Net Investments excluding acquisitions, asset sales and other transactions with non-controlling interests. This indicator can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates operating cash flow generated by the business post allocation of cash for Organic Investments.

Gearing is a non-GAAP financial measure and its most directly comparable IFRS measure is the ratio of total financial liabilities to total equity. Gearing is a Net-debt-to-capital ratio, which is calculated as the ratio of Net debt excluding leases to (Equity + Net debt excluding leases). This indicator can be a valuable tool for decision makers, analysts and shareholders alike to assess the strength of the Company’s balance sheet.

Net cash flow is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow from operating activities. Net cash flow refers to Cash Flow From Operations excluding working capital minus Net Investments. Net cash flow can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow generated by the operations of the Company post allocation of cash for Organic Investments and Acquisitions net of assets sales (acquisitions - assets sales - other operations with non-controlling interests). This performance indicator corresponds to the cash flow available to repay debt and allocate cash to shareholder distribution or share buybacks.

Net investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Net Investments refer to Cash flow used in investing activities including other transactions with non-controlling interests, including change in debt from renewable projects financing, including expenditures related to carbon credits, including capex linked to capitalized leasing contracts and excluding organic loan repayment from equity affiliates. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to illustrate the cash directed to growth opportunities, both internal and external, thereby showing, when combined with the Company’s cash flow statement prepared under IFRS, how cash is generated and allocated for uses within the organization. Net Investments are the sum of Organic Investments and Acquisitions net of assets sales each of which is described in the Glossary.

Organic investments is a non-GAAP financial measure and its most directly comparable IFRS measure is Cash flow used in investing activities. Organic investments refers to Net Investments, excluding acquisitions, asset sales and other operations with non-controlling interests. Organic Investments can be a valuable tool for decision makers, analysts and shareholders alike because it illustrates cash flow used by the Company to grow its asset base, excluding sources of external growth.

Payout is a non-GAAP financial measure. Payout is defined as the ratio of the dividends and share buybacks for cancellation to the Cash Flow From Operations excluding working capital. This indicator can be a valuable tool for decision makers, analysts and shareholders as it provides the portion of the Cash Flow From Operations excluding working capital distributed to the shareholder.

Return on Average Capital Employed (ROACE) is a non-GAAP financial measure. ROACE is the ratio of Adjusted Net Operating Income to average Capital Employed at replacement cost between the beginning and the end of the period. This indicator can be a valuable tool for decision makers, analysts and shareholders alike to measure the profitability of the Company’s average Capital Employed in its business operations and is used by the Company to benchmark its performance internally and externally with its peers.

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)(a)	2024	2024	2023

Sales	52,021	53,743	59,017
Excise taxes	(4,592)	(4,560)	(4,604)
Revenues from sales	47,429	49,183	54,413

Purchases, net of inventory variation	(31,425)	(32,117)	(33,676)
Other operating expenses	(7,269)	(7,729)	(7,562)
Exploration costs	(572)	(97)	(245)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,392)	(2,976)	(3,055)
Other income	45	3	535
Other expense	(374)	(251)	(928)

Financial interest on debt	(797)	(725)	(726)
Financial income and expense from cash & cash equivalents	457	408	459
Cost of net debt	(340)	(317)	(267)

Other financial income	319	459	311
Other financial expense	(214)	(213)	(186)

Net income (loss) from equity affiliates	333	627	754

Income taxes	(2,179)	(2,725)	(3,404)
Consolidated net income	2,361	3,847	6,690
TotalEnergies share	2,294	3,787	6,676
Non-controlling interests	67	60	14
Earnings per share ($)	0.97	1.61	2.74
Fully-diluted earnings per share ($)	0.96	1.60	2.73

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	3rd quarter	2nd quarter	3rd quarter
(M$)	2024	2024	2023

Consolidated net income	2,361	3,847	6,690

Other comprehensive income

Actuarial gains and losses	3	22	(1)
Change in fair value of investments in equity instruments	(141)	103	3
Tax effect	29	(11)	(2)
Currency translation adjustment generated by the parent company	3,151	(683)	(1,861)
Items not potentially reclassifiable to profit and loss	3,042	(569)	(1,861)
Currency translation adjustment	(2,457)	523	1,204
Cash flow hedge	(13)	593	306
Variation of foreign currency basis spread	(4)	-	(3)
Share of other comprehensive income of equity affiliates, net amount	(208)	(38)	31
Other	2	(2)	(4)
Tax effect	(1)	(153)	(46)
Items potentially reclassifiable to profit and loss	(2,681)	923	1,488
Total other comprehensive income (net amount)	361	354	(373)

Comprehensive income	2,722	4,201	6,317
TotalEnergies share	2,631	4,134	6,313
Non-controlling interests	91	67	4

CONSOLIDATED STATEMENT OF INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)(a)	2024	2023

Sales	162,042	177,891
Excise taxes	(13,547)	(13,711)
Revenues from sales	148,495	164,180

Purchases, net of inventory variation	(97,322)	(105,891)
Other operating expenses	(22,641)	(23,253)
Exploration costs	(757)	(399)
Depreciation, depletion and impairment of tangible assets and mineral interests	(9,310)	(9,223)
Other income	1,806	992
Other expense	(940)	(1,594)

Financial interest on debt	(2,230)	(2,160)
Financial income and expense from cash & cash equivalents	1,337	1,362
Cost of net debt	(893)	(798)

Other financial income	1,084	982
Other financial expense	(642)	(542)

Net income (loss) from equity affiliates	978	1,981

Income taxes	(7,846)	(9,962)
Consolidated net income	12,012	16,473
TotalEnergies share	11,802	16,321
Non-controlling interests	210	152
Earnings per share ($)	5.02	6.61
Fully-diluted earnings per share ($)	4.99	6.57

(a) Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2024	2023

Consolidated net income	12,012	16,473

Other comprehensive income

Actuarial gains and losses	23	137
Change in fair value of investments in equity instruments	2	6
Tax effect	10	(53)
Currency translation adjustment generated by the parent company	962	(452)
Items not potentially reclassifiable to profit and loss	997	(362)
Currency translation adjustment	(835)	(95)
Cash flow hedge	1,387	2,197
Variation of foreign currency basis spread	(19)	5
share of other comprehensive income of equity affiliates, net amount	(322)	(64)
Other	2	(5)
Tax effect	(373)	(518)
Items potentially reclassifiable to profit and loss	(160)	1,520
Total other comprehensive income (net amount)	837	1,158

Comprehensive income	12,849	17,631
TotalEnergies share	12,635	17,539
Non-controlling interests	214	92

CONSOLIDATED BALANCE SHEET

TotalEnergies

	September 30,	June 30,	December 31,	September
	2024	2024	2023	30, 2023

(M$)	(unaudited)	(unaudited)		(unaudited)

ASSETS

Non-current assets
Intangible assets, net	33,891	33,477	33,083	32,911
Property, plant and equipment, net	110,125	109,403	108,916	106,721
Equity affiliates : investments and loans	33,963	32,800	30,457	30,153
Other investments	1,656	1,740	1,543	1,342
Non-current financial assets	2,578	2,469	2,395	2,710
Deferred income taxes	3,727	3,568	3,418	3,535
Other non-current assets	4,170	4,235	4,313	3,991
Total non-current assets	190,110	187,692	184,125	181,363

Current assets
Inventories, net	18,532	20,189	19,317	22,512
Accounts receivable, net	18,777	20,647	23,442	23,598
Other current assets	21,933	20,014	20,821	22,252
Current financial assets	6,151	6,823	6,585	6,892
Cash and cash equivalents	25,672	23,211	27,263	24,731
Assets classified as held for sale	2,830	912	2,101	8,656
Total current assets	93,895	91,796	99,529	108,641
Total assets	284,005	279,488	283,654	290,004

LIABILITIES & SHAREHOLDERS' EQUITY

Shareholders' equity
Common shares	7,577	7,577	7,616	7,616
Paid-in surplus and retained earnings	130,804	130,688	126,857	123,506
Currency translation adjustment	(13,793)	(14,415)	(13,701)	(13,461)
Treasury shares	(8,529)	(6,471)	(4,019)	(1,894)
Total shareholders' equity - TotalEnergies share	116,059	117,379	116,753	115,767
Non-controlling interests	2,557	2,648	2,700	2,657
Total shareholders' equity	118,616	120,027	119,453	118,424

Non-current liabilities
Deferred income taxes	11,750	12,461	11,688	11,633
Employee benefits	1,890	1,819	1,993	1,837
Provisions and other non-current liabilities	20,290	20,295	21,257	22,657
Non-current financial debt	45,750	42,526	40,478	41,022
Total non-current liabilities	79,680	77,101	75,416	77,149

Current liabilities
Accounts payable	34,668	36,449	41,335	37,268
Other creditors and accrued liabilities	34,716	33,442	36,727	37,405
Current borrowings	13,853	11,271	9,590	16,876
Other current financial liabilities	488	461	446	415
Liabilities directly associated with the assets classified as held for sale	1,984	737	687	2,467
Total current liabilities	85,709	82,360	88,785	94,431
Total liabilities & shareholders' equity	284,005	279,488	283,654	290,004

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)
	3rd quarter	2nd quarter	3rd quarter
(M$)	2024	2024	2023

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	2,361	3,847	6,690
Depreciation, depletion, amortization and impairment	4,020	3,080	3,621
Non-current liabilities, valuation allowances and deferred taxes	(93)	(53)	686
(Gains) losses on disposals of assets	(3)	182	(521)
Undistributed affiliates' equity earnings	(13)	(250)	(325)
(Increase) decrease in working capital	836	2,013	(923)
Other changes, net	63	188	268
Cash flow from operating activities	7,171	9,007	9,496

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(4,110)	(3,699)	(3,808)
Acquisitions of subsidiaries, net of cash acquired	(497)	(251)	(1,607)
Investments in equity affiliates and other securities	(845)	(481)	(482)
Increase in non-current loans	(458)	(621)	(451)
Total expenditures	(5,910)	(5,052)	(6,348)
Proceeds from disposals of intangible assets and property, plant and equipment	32	44	914
Proceeds from disposals of subsidiaries, net of cash sold	82	213	7
Proceeds from disposals of non-current investments	37	56	308
Repayment of non-current loans	197	181	132
Total divestments	348	494	1,361
Cash flow used in investing activities	(5,562)	(4,558)	(4,987)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	-	521	-
- Treasury shares	(2,005)	(2,007)	(2,098)
Dividends paid:
- Parent company shareholders	(1,963)	(1,853)	(1,962)
- Non-controlling interests	(171)	(127)	(168)
Net issuance (repayment) of perpetual subordinated notes	-	(1,622)	-
Payments on perpetual subordinated notes	(23)	(50)	(22)
Other transactions with non-controlling interests	(14)	(19)	(11)
Net issuance (repayment) of non-current debt	3,080	4,319	47
Increase (decrease) in current borrowings	911	(5,453)	(446)
Increase (decrease) in current financial assets and liabilities	760	(530)	(182)
Cash flow from / (used in) financing activities	575	(6,821)	(4,842)
Net increase (decrease) in cash and cash equivalents	2,184	(2,372)	(333)
Effect of exchange rates	277	(57)	(508)
Cash and cash equivalents at the beginning of the period	23,211	25,640	25,572
Cash and cash equivalents at the end of the period	25,672	23,211	24,731

CONSOLIDATED STATEMENT OF CASH FLOW

TotalEnergies

(unaudited)

	9 months	9 months
(M$)	2024	2023

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	12,012	16,473
Depreciation, depletion, amortization and impairment	10,136	10,003
Non-current liabilities, valuation allowances and deferred taxes	146	1,081
(Gains) losses on disposals of assets	(1,431)	(843)
Undistributed affiliates' equity earnings	25	(291)
(Increase) decrease in working capital	(2,837)	(2,217)
Other changes, net	296	323
Cash flow from operating activities	18,347	24,529

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(11,229)	(12,646)
Acquisitions of subsidiaries, net of cash acquired	(1,507)	(1,762)
Investments in equity affiliates and other securities	(1,814)	(2,411)
Increase in non-current loans	(1,617)	(1,206)
Total expenditures	(16,167)	(18,025)
Proceeds from disposals of intangible assets and property, plant and equipment	413	1,013
Proceeds from disposals of subsidiaries, net of cash sold	1,513	228
Proceeds from disposals of non-current investments	127	490
Repayment of non-current loans	527	472
Total divestments	2,580	2,203
Cash flow used in investing activities	(13,587)	(15,822)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	521	383
- Treasury shares	(6,018)	(6,203)
Dividends paid:
- Parent company shareholders	(5,719)	(5,648)
- Non-controlling interests	(304)	(294)
Net issuance (repayment) of perpetual subordinated notes	(1,622)	(1,081)
Payments on perpetual subordinated notes	(232)	(260)
Other transactions with non-controlling interests	(50)	(110)
Net issuance (repayment) of non-current debt	7,441	151
Increase (decrease) in current borrowings	(1,006)	(5,831)
Increase (decrease) in current financial assets and liabilities	501	2,202
Cash flow from / (used in) financing activities	(6,488)	(16,691)
Net increase (decrease) in cash and cash equivalents	(1,728)	(7,984)
Effect of exchange rates	137	(311)
Cash and cash equivalents at the beginning of the period	27,263	33,026
Cash and cash equivalents at the end of the period	25,672	24,731

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

TotalEnergies

(unaudited)

	Common shares issued		Paid-in	Currency	Treasury shares		Shareholders'	Non-	Total
			surplus and	translation			equity -	controlling	shareholders'
			retained	adjustment			TotalEnergies	interests	equity
(M$)	Number	Amount	earnings		Number	Amount	Share
As of January 1, 2023	2,619,131,285	8,163	123,951	(12,836)	(137,187,667)	(7,554)	111,724	2,846	114,570
Net income of the first nine months 2023	-	-	16,321	-	-	-	16,321	152	16,473
Other comprehensive income	-	-	1,815	(597)	-	-	1,218	(60)	1,158
Comprehensive Income	-	-	18,136	(597)	-	-	17,539	92	17,631
Dividend	-	-	(5,765)	-	-	-	(5,765)	(294)	(6,059)
Issuance of common shares	8,002,155	22	361	-	-	-	383	-	383
Purchase of treasury shares	-	-	-	-	(100,511,783)	(7,024)	(7,024)	-	(7,024)
Sale of treasury shares(a)	-	-	(396)	-	6,463,426	396	-	-	-
Share-based payments	-	-	232	-	-	-	232	-	232
Share cancellation	(214,881,605)	(569)	(11,720)	-	214,881,605	12,289	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,107)	-	-	-	(1,107)	-	(1,107)
Payments on perpetual subordinated notes	-	-	(223)	-	-	-	(223)	-	(223)
Other operations with non-controlling interests	-	-	39	(28)	-	-	11	12	23
Other items	-	-	(2)	-	-	(1)	(3)	1	(2)
As of September 30, 2023	2,412,251,835	7,616	123,506	(13,461)	(16,354,419)	(1,894)	115,767	2,657	118,424
Net income of the fourth quarter 2023	-	-	5,063	-	-	-	5,063	(26)	5,037
Other comprehensive income	-	-	172	(240)	-	-	(68)	17	(51)
Comprehensive Income	-	-	5,235	(240)	-	-	4,995	(9)	4,986
Dividend	-	-	(1,846)	-	-	-	(1,846)	(17)	(1,863)
Issuance of common shares	-	-	-	-	-	-	-	-	-
Purchase of treasury shares	-	-	-	-	(44,188,794)	(2,143)	(2,143)	-	(2,143)
Sale of treasury shares(a)	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	59	-	-	-	59	-	59
Share cancellation	-	-	(17)	-	-	17	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	-	-	-	-	-	-	-
Payments on perpetual subordinated notes	-	-	(71)	-	-	-	(71)	-	(71)
Other operations with non-controlling interests	-	-	(9)	-	-	-	(9)	73	64
Other items	-	-	-	-	-	1	1	(4)	(3)
As of December 31, 2023	2,412,251,835	7,616	126,857	(13,701)	(60,543,213)	(4,019)	116,753	2,700	119,453
Net income of the first nine months 2024	-	-	11,802	-	-	-	11,802	210	12,012
Other comprehensive income	-	-	924	(91)	-	-	833	4	837
Comprehensive Income	-	-	12,726	(91)	-	-	12,635	214	12,849
Dividend	-	-	(5,863)	-	-	-	(5,863)	(304)	(6,167)
Issuance of common shares	10,833,187	29	492	-	-	-	521	-	521
Purchase of treasury shares	-	-	-	-	(88,066,669)	(6,568)	(6,568)	-	(6,568)
Sale of treasury shares(a)	-	-	(395)	-	6,067,493	395	-	-	-
Share-based payments	-	-	458	-	-	-	458	-	458
Share cancellation	(25,405,361)	(68)	(1,595)	-	25,405,361	1,663	-	-	-
Net issuance (repayment) of perpetual subordinated notes	-	-	(1,679)	-	-	-	(1,679)	-	(1,679)
Payments on perpetual subordinated notes	-	-	(200)	-	-	-	(200)	-	(200)
Other operations with non-controlling interests	-	-	-	-	-	-	-	(50)	(50)
Other items	-	-	3	(1)	-	-	2	(3)	(1)
As of September 30, 2024	2,397,679,661	7,577	130,804	(13,793)	(117,137,028)	(8,529)	116,059	2,557	118,616

(a)Treasury shares related to the performance share grants.

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,425	2,350	4,444	22,926	20,872	4	-	52,021
Intersegment sales	9,633	2,017	424	7,927	218	58	(20,277)	-
Excise taxes	-	-	-	(213)	(4,379)	-	-	(4,592)
Revenues from sales	11,058	4,367	4,868	30,640	16,711	62	(20,277)	47,429
Operating expenses	(5,257)	(3,393)	(4,329)	(30,273)	(16,082)	(209)	20,277	(39,266)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,324)	(294)	(114)	(400)	(229)	(31)	-	(3,392)
Net income (loss) from equity affiliates and other items	47	482	(274)	(79)	(29)	(38)	-	109
Tax on net operating income	(1,879)	(250)	(66)	40	(102)	117	-	(2,140)
Adjustments (a)	(837)	(151)	(400)	(313)	(95)	(23)	-	(1,819)
Adjusted net operating income	2,482	1,063	485	241	364	(76)	-	4,559
Adjustments (a)								(1,819)
Net cost of net debt								(379)
Non-controlling interests								(67)
Net income - TotalEnergies share								2,294

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,251	599	2,291	388	329	52	-	5,910
Total divestments	90	99	70	69	19	1	-	348
Cash flow from operating activities	4,763	830	373	564	581	60	-	7,171

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

2nd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,416	1,986	4,464	24,516	21,358	3	-	53,743
Intersegment sales	9,796	2,111	369	8,203	164	77	(20,720)	-
Excise taxes	-	-	-	(208)	(4,352)	-	-	(4,560)
Revenues from sales	11,212	4,097	4,833	32,511	17,170	80	(20,720)	49,183
Operating expenses	(4,669)	(2,922)	(4,506)	(31,647)	(16,601)	(318)	20,720	(39,943)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,907)	(310)	(105)	(416)	(208)	(30)	-	(2,976)
Net income (loss) from equity affiliates and other items	141	526	26	(13)	(84)	29	-	625
Tax on net operating income	(2,163)	(251)	(79)	(60)	(101)	(23)	-	(2,677)
Adjustments (a)	(53)	(12)	(333)	(264)	(203)	(9)	-	(874)
Adjusted net operating income	2,667	1,152	502	639	379	(253)	-	5,086
Adjustments (a)								(874)
Net cost of net debt								(365)
Non-controlling interests								(60)
Net income - TotalEnergies share								3,787

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

2nd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,697	844	769	443	259	40	-	5,052
Total divestments	149	29	261	127	(78)	6	-	494
Cash flow from operating activities	4,535	431	1,647	1,541	1,650	(797)	-	9,007

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,551	2,144	5,183	27,127	23,012	-	-	59,017
Intersegment sales	11,129	2,361	495	10,094	153	59	(24,291)	-
Excise taxes	-	-	-	(210)	(4,394)	-	-	(4,604)
Revenues from sales	12,680	4,505	5,678	37,011	18,771	59	(24,291)	54,413
Operating expenses	(5,347)	(3,038)	(4,811)	(34,598)	(17,749)	(231)	24,291	(41,483)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,976)	(283)	(86)	(483)	(204)	(23)	-	(3,055)
Net income (loss) from equity affiliates and other items	10	358	(8)	61	(16)	81	-	486
Tax on net operating income	(2,437)	(251)	(86)	(502)	(247)	157	-	(3,366)
Adjustments (a)	(208)	(51)	181	90	132	(37)	-	107
Adjusted net operating income	3,138	1,342	506	1,399	423	80	-	6,888
Adjustments (a)								107
Net cost of net debt								(305)
Non-controlling interests								(14)
Net income - TotalEnergies share								6,676

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,677	734	2,215	424	270	28	-	6,348
Total divestments	699	168	331	114	49	-	-	1,361
Cash flow from operating activities	4,240	872	1,936	2,060	206	182	-	9,496

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,159	6,995	15,990	71,975	62,901	22	-	162,042
Intersegment sales	29,164	7,623	1,583	24,273	651	198	(63,492)	-
Excise taxes	-	-	-	(591)	(12,956)	-	-	(13,547)
Revenues from sales	33,323	14,618	17,573	95,657	50,596	220	(63,492)	148,495
Operating expenses	(14,370)	(11,099)	(16,400)	(92,808)	(48,779)	(756)	63,492	(120,720)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,148)	(925)	(316)	(1,192)	(643)	(86)	-	(9,310)
Net income (loss) from equity affiliates and other items	285	1,503	(863)	(24)	1,367	18	-	2,286
Tax on net operating income	(6,303)	(785)	(185)	(275)	(311)	149	-	(7,710)
Adjustments (a)	(912)	(125)	(1,789)	(484)	1,232	(36)	-	(2,114)
Adjusted net operating income	7,699	3,437	1,598	1,842	998	(419)	-	15,155
Adjustments (a)								(2,114)
Net cost of net debt								(1,029)
Non-controlling interests								(210)
Net income - TotalEnergies share								11,802

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,242	2,008	4,799	1,266	732	120	-	16,167
Total divestments	545	178	393	234	1,222	8	-	2,580
Cash flow from operating activities	12,888	2,971	1,771	(24)	2,123	(1,382)	-	18,347

INFORMATION BY BUSINESS SEGMENT

TotalEnergies

(unaudited)

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,939	9,036	19,987	76,831	67,083	15	-	177,891
Intersegment sales	31,965	11,138	2,850	27,785	474	180	(74,392)	-
Excise taxes	-	-	-	(625)	(13,086)	-	-	(13,711)
Revenues from sales	36,904	20,174	22,837	103,991	54,471	195	(74,392)	164,180
Operating expenses	(15,271)	(16,280)	(20,976)	(98,532)	(52,208)	(668)	74,392	(129,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,159)	(848)	(184)	(1,291)	(669)	(72)	-	(9,223)
Net income (loss) from equity affiliates and other items	63	1,634	(328)	116	291	43	-	1,819
Tax on net operating income	(7,724)	(593)	(238)	(1,014)	(528)	180	-	(9,917)
Adjustments (a)	(327)	(657)	(215)	(751)	205	(77)	-	(1,822)
Adjusted net operating income	8,140	4,744	1,326	4,021	1,152	(245)	-	19,138
Adjustments (a)								(1,822)
Net cost of net debt								(843)
Non-controlling interests								(152)
Net income - TotalEnergies share								16,321

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,298	2,555	4,256	1,138	685	93	-	18,025
Total divestments	756	262	629	174	378	4	-	2,203
Cash flow from operating activities	12,823	5,740	2,935	3,132	198	(299)	-	24,529

TotalEnergies

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS 2024

(unaudited)

1) Basis of preparation of the consolidated financial statements

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and IFRS as published by the International Accounting Standards Board (IASB).

The interim consolidated financial statements of TotalEnergies SE and its subsidiaries (the Company) as of September 30, 2024, are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting principles applied for the consolidated financial statements at September 30, 2024, are consistent with those used for the financial statements at December 31, 2023.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2024 requires the General Management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by General Management and therefore could be revised as circumstances change or as a result of new information.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, asset impairments, employee benefits, asset retirement obligations and income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2023.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the General Management of the Company applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Company structure

2.1) Main acquisitions and divestments

➢	Exploration & Production

●	In February 2024, TotalEnergies and its partner SOCAR (State Oil Company of the Republic of Azerbaijan) have completed the sale of 15% interest each in the Absheron gas field to ADNOC (Abu Dhabi National Oil Company). Following the completion of this transaction, TotalEnergies holds a 35% stake in the Absheron gas field alongside SOCAR (35%) and ADNOC (30%).

➢	Integrated Power

●	In February 2024, TotalEnergies has finalized the acquisition of three gas-fired power plants with a total capacity of 1.5 GW in Texas from TexGen, a U.S.-based company for a net investment of $635 million.

September 30, 2024 - Notes to the consolidated financial statements - 1/15

➢	Marketing & Services

●	In January 2024, TotalEnergies has finalized the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands to Alimentation Couche-Tard for 1.4 billion dollars.

2.2) Major business combinations

➢	Integrated Power

Acquisition of 1.5 GW Power Generation Capacity in Texas

In accordance with IFRS 3 “Business combinations”, TotalEnergies is assessing the fair value of identifiable acquired assets, liabilities and contingent liabilities on the basis of available information. A preliminary purchase price allocation has been done in the first quarter after the closing and will be finalized within 12 months following the acquisition date.

2.3) Major divestment projects

➢	Exploration & Production

●	On April 24, 2024, TotalEnergies announces that its 85%-owned affiliate, TotalEnergies EP Congo, has signed an agreement with Trident Energy combining the acquisition of an additional 10% interest in the Moho license from Trident Energy and the sale to Trident Energy of its 53.5% interest in the Nkossa and Nsoko II licenses.

As of September 30, 2024, the assets and liabilities related to Nkossa and Nsoko II licenses have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $362 million and “liabilities classified as held for sale” for an amount of $216 million. These assets mainly include tangible assets.

●	On July 17, 2024, TotalEnergies announced that its subsidiary TotalEnergies EP Nigeria signed a sale and purchase agreement (SPA) with Chappal Energies for the sale of its 10% interest in the SPDC JV licenses in Nigeria.

As of September 30, 2024, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $1,199 million and “liabilities classified as held for sale” for an amount of $866 million. These assets mainly include tangible assets.

➢	Integrated Power

●	In August 2024, TotalEnergies reached an agreement to sell 50% of its stake in West Burton Energy, which the Company had fully acquired in the third quarter. West Burton Energy owns and operates the West Burton B gas-fired power plant in Nottinghamshire, in England. West Burton B comprises three combined-cycle gas turbines (CCGT) with total output of 1.3 GW.

As of September 30, 2024, the assets and liabilities have been respectively classified in the consolidated balance sheet as “assets classified as held for sale” for an amount of $828 million and “liabilities classified as held for sale” for an amount of $462 million. These assets mainly include tangible assets.

September 30, 2024 - Notes to the consolidated financial statements - 2/15

3) Business segment information

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies and which is reviewed by the main operational decision-making body of TotalEnergies, namely the Executive Committee.

The operational profit and assets are broken down by business segment prior to the consolidation and inter-segment adjustments.

Sales prices for transactions between business segments approximate market prices.

The reporting structure for the business segments’ financial information is based on the following five business segments:

-	An Exploration & Production segment that encompasses the activities of exploration and production of oil and natural gas, conducted in about 50 countries;

-	An Integrated LNG segment covering the integrated gas chain (including upstream and midstream LNG activities) as well as biogas, hydrogen and gas trading activities;

-	An Integrated Power segment covering generation, storage, electricity trading and B2B-B2C distribution of gas and electricity;

-	A Refining & Chemicals segment constituting a major industrial hub comprising the activities of refining, petrochemicals and specialty chemicals. This segment also includes the activities of oil Supply, Trading and marine Shipping;

-	A Marketing & Services segment including the global activities of supply and marketing in the field of petroleum products;

In addition the Corporate segment includes holdings operating and financial activities.

Definition of the indicators

Adjusted Net Operating Income

TotalEnergies measures performance at the segment level on the basis of adjusted net operating income. Adjusted net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than mineral interest, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above, excluding the effect of the adjustments describe below.

The income and expenses not included in net operating income adjusted that are included in net income TotalEnergies share are interest expenses related to net financial debt, after applicable income taxes (net cost of net debt), non-controlling interests, and the adjusted items.

Adjustment items include:

a) Special items

Due to their unusual nature or particular significance, certain transactions qualifying as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to occur in following years.

September 30, 2024 - Notes to the consolidated financial statements - 3/15

b) The inventory valuation effect

In accordance with IAS 2, TotalEnergies values inventories of petroleum products in its financial statements according to the First-in, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its main competitors.

In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results under the FIFO and the replacement cost method.

c) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects for trading inventories and storage contracts, differences between internal measures of performance used by TotalEnergies’ Executive Committee and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

September 30, 2024 - Notes to the consolidated financial statements - 4/15

3.1) Information by business segment

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,159	6,995	15,990	71,975	62,901	22	-	162,042
Intersegment sales	29,164	7,623	1,583	24,273	651	198	(63,492)	-
Excise taxes	-	-	-	(591)	(12,956)	-	-	(13,547)
Revenues from sales	33,323	14,618	17,573	95,657	50,596	220	(63,492)	148,495
Operating expenses	(14,370)	(11,099)	(16,400)	(92,808)	(48,779)	(756)	63,492	(120,720)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,148)	(925)	(316)	(1,192)	(643)	(86)	-	(9,310)
Net income (loss) from equity affiliates and other items	285	1,503	(863)	(24)	1,367	18	-	2,286
Tax on net operating income	(6,303)	(785)	(185)	(275)	(311)	149	-	(7,710)
Adjustments (a)	(912)	(125)	(1,789)	(484)	1,232	(36)	-	(2,114)
Adjusted net operating income	7,699	3,437	1,598	1,842	998	(419)	-	15,155
Adjustments (a)								(2,114)
Net cost of net debt								(1,029)
Non-controlling interests								(210)
Net income - TotalEnergies share								11,802

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	7,242	2,008	4,799	1,266	732	120	-	16,167
Total divestments	545	178	393	234	1,222	8	-	2,580
Cash flow from operating activities	12,888	2,971	1,771	(24)	2,123	(1,382)	-	18,347

September 30, 2024 - Notes to the consolidated financial statements - 5/15

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	4,939	9,036	19,987	76,831	67,083	15	-	177,891
Intersegment sales	31,965	11,138	2,850	27,785	474	180	(74,392)	-
Excise taxes	-	-	-	(625)	(13,086)	-	-	(13,711)
Revenues from sales	36,904	20,174	22,837	103,991	54,471	195	(74,392)	164,180
Operating expenses	(15,271)	(16,280)	(20,976)	(98,532)	(52,208)	(668)	74,392	(129,543)
Depreciation, depletion and impairment of tangible assets and mineral interests	(6,159)	(848)	(184)	(1,291)	(669)	(72)	-	(9,223)
Net income (loss) from equity affiliates and other items	63	1,634	(328)	116	291	43	-	1,819
Tax on net operating income	(7,724)	(593)	(238)	(1,014)	(528)	180	-	(9,917)
Adjustments (a)	(327)	(657)	(215)	(751)	205	(77)	-	(1,822)
Adjusted operating income	8,140	4,744	1,326	4,021	1,152	(245)	-	19,138
Adjustments (a)								(1,822)
Net cost of net debt								(843)
Non-controlling interests								(152)
Net income - TotalEnergies share								16,321

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

9 months 2023 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,298	2,555	4,256	1,138	685	93	-	18,025
Total divestments	756	262	629	174	378	4	-	2,203
Cash flow from operating activities	12,823	5,740	2,935	3,132	198	(299)	-	24,529

September 30, 2024 - Notes to the consolidated financial statements - 6/15

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
External sales	1,425	2,350	4,444	22,926	20,872	4	-	52,021
Intersegment sales	9,633	2,017	424	7,927	218	58	(20,277)	-
Excise taxes	-	-	-	(213)	(4,379)	-	-	(4,592)
Revenues from sales	11,058	4,367	4,868	30,640	16,711	62	(20,277)	47,429
Operating expenses	(5,257)	(3,393)	(4,329)	(30,273)	(16,082)	(209)	20,277	(39,266)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,324)	(294)	(114)	(400)	(229)	(31)	-	(3,392)
Net income (loss) from equity affiliates and other items	47	482	(274)	(79)	(29)	(38)	-	109
Tax on net operating income	(1,879)	(250)	(66)	40	(102)	117	-	(2,140)
Adjustments (a)	(837)	(151)	(400)	(313)	(95)	(23)	-	(1,819)
Adjusted net operating income	2,482	1,063	485	241	364	(76)	-	4,559
Adjustments (a)								(1,819)
Net cost of net debt								(379)
Non-controlling interests								(67)
Net income - TotalEnergies share								2,294

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2024 (M$)	Exploration & Production	Integrated LNG	Integrated Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	2,251	599	2,291	388	329	52	-	5,910
Total divestments	90	99	70	69	19	1	-	348
Cash flow from operating activities	4,763	830	373	564	581	60	-	7,171

September 30, 2024 - Notes to the consolidated financial statements - 7/15

3rd quarter 2023	Exploration	Integrated	Integrated	Refining	Marketing
	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services

External sales	1,551	2,144	5,183	27,127	23,012	-	-	59,017
Intersegment sales	11,129	2,361	495	10,094	153	59	(24,291)	-
Excise taxes	-	-	-	(210)	(4,394)	-	-	(4,604)
Revenues from sales	12,680	4,505	5,678	37,011	18,771	59	(24,291)	54,413
Operating expenses	(5,347)	(3,038)	(4,811)	(34,598)	(17,749)	(231)	24,291	(41,483)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,976)	(283)	(86)	(483)	(204)	(23)	-	(3,055)
Net income (loss) from equity affiliates and other items	10	358	(8)	61	(16)	81	-	486
Tax on net operating income	(2,437)	(251)	(86)	(502)	(247)	157	-	(3,366)
Adjustments (a)	(208)	(51)	181	90	132	(37)	-	107
Adjusted net operating income	3,138	1,342	506	1,399	423	80	-	6,888
Adjustments (a)								107
Net cost of net debt								(305)
Non-controlling interests								(14)
Net income - TotalEnergies share								6,676

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

The management of balance sheet positions (including margin calls) related to centralized markets access for LNG, gas and power activities has been fully included in the Integrated LNG segment.

Effects of changes in the fair value of gas and LNG positions are allocated to the operating income of Integrated LNG segment.

Effects of changes in the fair value of power positions are allocated to the operating income of Integrated Power segment.

3rd quarter 2023	Exploration	Integrated	Integrated	Refining	Marketing
	&	LNG	Power	&	&	Corporate	Intercompany	Total
(M$)	Production			Chemicals	Services

Total expenditures	2,677	734	2,215	424	270	28	-	6,348
Total divestments	699	168	331	114	49	-	-	1,361
Cash flow from operating activities	4,240	872	1,936	2,060	206	182	-	9,496

September 30, 2024 - Notes to the consolidated financial statements - 8/15

3.2) Adjustment items

The main adjustement items for the first nine months 2024 are the following:

1)	An “Inventory valuation effect” amounting to $(595) million in net operating income for the Refining & Chemicals and Marketing & Services segments;

2)	An “Effect of changes in fair value” amounting to $(695) million in net operating income for the Integrated LNG and Integrated Power segments;

3)	“Asset impairment and provisions charges” of $(1,751) million in net operating income mainly consisting of impairments related to the Company’s minority stake in Sunpower and Maxeon for the Integrated Power segment and those related to the exit from blocks 11B/12B and 5/6/7 in South Africa for the Exploration & Production segment;

4)	“Gains on disposals of assets” for an amount of $1,397 million in net operating income generated in particular on the partial divestment of retail network in Belgium and Luxembourg and the full divestment in the Netherlands for the Marketing & Services segment. This amount includes the revaluation of shares held and consolidated under the equity method in Belgium and Luxembourg;

5)	“Other items” amounted to $(449) million in net operating income mainly consisting of the impacts of the contribution on inframarginal annuity in France and deferred tax adjustments related to rate changes.

September 30, 2024 - Notes to the consolidated financial statements - 9/15

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO NET OPERATING INCOME		Exploration	Integrated	Integrated	Refining	Marketing	Corporate	Total
		&	LNG	Power	&	&
(M$)		Production			Chemicals	Services
3rd quarter 2024	Inventory valuation effect	-	-	-	(290)	(85)	-	(375)
	Effect of changes in fair value	-	(49)	(35)	-	-	-	(84)
	Restructuring charges	-	-	-	-	(10)	-	(10)
	Asset impairment and provisions charges	(811)	-	(281)	(15)	-	-	(1,107)
	Gains (losses) on disposals of assets	-	-	-	-	-	-	-
	Other items	(26)	(102)	(84)	(8)	-	(23)	(243)
Total		(837)	(151)	(400)	(313)	(95)	(23)	(1,819)
3rd quarter 2023	Inventory valuation effect	-	-	-	466	157	-	623
	Effect of changes in fair value	-	44	321	-	-	-	365
	Restructuring charges	-	-	-	-	-	-	-
	Asset impairment and provisions charges	-	-	(427)	(271)	-	-	(698)
	Gains (losses) on disposals of assets	-	-	-	-	-	-	-
	Other items	(208)	(95)	287	(105)	(25)	(37)	(183)
Total		(208)	(51)	181	90	132	(37)	107
9 months 2024	Inventory valuation effect	-	-	-	(460)	(135)	-	(595)
	Effect of changes in fair value	-	(23)	(672)	-	-	-	(695)
	Restructuring charges	-	-	(11)	-	(10)	-	(21)
	Asset impairment and provisions charges	(811)	-	(925)	(15)	-	-	(1,751)
	Gains (losses) on disposals of assets	(9)	-	29	-	1,377	-	1,397
	Other items	(92)	(102)	(210)	(9)	-	(36)	(449)
Total		(912)	(125)	(1,789)	(484)	1,232	(36)	(2,114)
9 months 2023	Inventory valuation effect	-	-	-	(193)	48	-	(145)
	Effect of changes in fair value	-	(573)	393	-	-	-	(180)
	Restructuring charges	-	-	(5)	-	-	-	(5)
	Asset impairment and provisions charges	(123)	-	(773)	(331)	-	-	(1,227)
	Gains (losses) on disposals of assets	-	-	-	-	203	-	203
	Other items	(204)	(84)	170	(227)	(46)	(77)	(468)
Total		(327)	(657)	(215)	(751)	205	(77)	(1,822)

September 30, 2024 - Notes to the consolidated financial statements - 10/15

4) Shareholders’ equity

Treasury shares (TotalEnergies shares held directly by TotalEnergies SE)

	December 31, 2023	September 30, 2024
Number of treasury shares	60,543,213	117,137,028
Percentage of share capital	2.51%	4.89%

At its meeting on February 6, 2024, the Board of Directors decided, following the authorization of the Extraordinary Shareholder’s Meeting held on May 25, 2022, to cancel 25 405 361 treasury shares bought back between August 25, 2023 and October 26, 2023.

Dividend

The Board of Directors, at its meeting on April 25, 2024, set the first interim dividend for the fiscal year 2024 at €0.79 per share. The ex-dividend date of this interim dividend was September 25, 2024 and it was paid in cash on October 1st, 2024.

Moreover, the Board of Directors, at its meeting on July 24, 2024, set the second interim dividend for the fiscal year 2024 at €0.79 per share, i.e. an amount equal to the aforementioned first interim dividend. The ex-dividend date of this second interim dividend will be January 2, 2025 and it will be paid in cash on January 6, 2025.

Furthermore, the Board of Directors, at its meeting on October 30, 2024, set the third interim dividend for the fiscal year 2024 at €0.79 per share, i.e. an amount equal to the first and second interim dividends for the same fiscal year. The ex-dividende date of this third interim dividend will be March 26, 2025 and it will be paid in cash on April 1st, 2025.

Dividend 2024	First interim	Second interim	Third interim

Amount	€0.79	€0.79	€0.79

Set date	April 25, 2024	July 24, 2024	October 30, 2024

Ex-dividend date	September 25, 2024	January 2, 2025	March 26, 2025

Payment date	October 1, 2024	January 6, 2025	April 1, 2025

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.88 per share for the 3rd quarter 2024 (€1.51 per share for the 2nd quarter 2024 and €2.51 per share for the 3rd quarter 2023). Diluted earnings per share calculated using the same method amounted to €0.87 per share for the 3rd quarter 2024 (€1.51 per share for the 2nd quarter 2024 and €2.49 per share for the 3rd quarter 2023).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

Perpetual subordinated notes

TotalEnergies SE has not issued any perpetual subordinated notes during the first nine months of 2024.

In April 2024, TotalEnergies SE has fully reimbursed the nominal amount of €1,500 million of perpetual subordinated notes carrying a coupon of 1.750%, issued in April 2019, on their first call date.

September 30, 2024 - Notes to the consolidated financial statements - 11/15

Other comprehensive income

Detail of other comprehensive income is presented in the table below:

(M$)	9 months 2024	9 months 2023
Actuarial gains and losses	23	137
Change in fair value of investments in equity instruments	2	6
Tax effect	10	(53)
Currency translation adjustment generated by the parent company	962	(452)
Sub-total items not potentially reclassifiable to profit and loss	997	(362)

Currency translation adjustment	(835)	(95)
- unrealized gain/(loss) of the period	(700)	(182)
- less gain/(loss) included in net income	135	(87)

Cash flow hedge	1,387	2,197
- unrealized gain/(loss) of the period	1,259	2,139
- less gain/(loss) included in net income	(128)	(58)

Variation of foreign currency basis spread	(19)	5
- unrealized gain/(loss) of the period	(33)	(16)
- less gain/(loss) included in net income	(14)	(21)

Share of other comprehensive income of equity affiliates, net amount	(322)	(64)
- unrealized gain/(loss) of the period	(318)	(47)
- less gain/(loss) included in net income	4	17

Other	2	(5)

Tax effect	(373)	(518)
Sub-total items potentially reclassifiable to profit and loss	(160)	1,520
Total other comprehensive income (net amount)	837	1,158

September 30, 2024 - Notes to the consolidated financial statements - 12/15

Tax effects relating to each component of other comprehensive income are as follows:

		9 months 2024			9 months 2023
	Pre-tax			Pre-tax
(M$)	amount	Tax effect	Net amount	amount	Tax effect	Net amount
Actuarial gains and losses	23	10	33	137	(52)	85
Change in fair value of investments in equity instruments	2	-	2	6	(1)	5
Currency translation adjustment generated by the parent company	962	-	962	(452)	-	(452)
Sub-total items not potentially reclassifiable to profit and loss	987	10	997	(309)	(53)	(362)
Currency translation adjustment	(835)	-	(835)	(95)	-	(95)
Cash flow hedge	1,387	(378)	1,009	2,197	(517)	1,680
Variation of foreign currency basis spread	(19)	5	(14)	5	(1)	4
Share of other comprehensive income of equity affiliates, net amount	(322)	-	(322)	(64)	-	(64)
Other	2	-	2	(5)	-	(5)
Sub-total items potentially reclassifiable to profit and loss	213	(373)	(160)	2,038	(518)	1,520
Total other comprehensive income	1,200	(363)	837	1,729	(571)	1,158

5) Financial debt

The Company has issued one senior bond across three tranches in the U.S. markets in April 2024:

-	Tranche 1 at 5.150% issued by TotalEnergies Capital and maturing in April 2034 ($1,250 million);

-	Tranche 2 at 5.488% issued by TotalEnergies Capital and maturing in April 2054 ($1,750 million);

-	Tranche 3 at 5.638% issued by TotalEnergies Capital and maturing in April 2064 ($1,250 million).

The Company has issued one senior bond across three tranches in the U.S. markets in September 2024:

-	Tranche 1 at 4.724% issued by TotalEnergies Capital and maturing in September 2034 ($750 million);

-	Tranche 2 at 5.275% issued by TotalEnergies Capital and maturing in September 2054 ($1,000 million);

-	Tranche 3 at 5.425% issued by TotalEnergies Capital and maturing in September 2064 ($1,250 million).

The Company has redeemed four senior bonds during the first nine months of 2024:

-	5.125% bond issued by TotalEnergies Capital in 2009 and maturing in March 2024 (€950 million);

-	3.700% bond issued by TotalEnergies Capital International in 2013 and maturing in January 2024 ($1,000 million);

-	3.750% bond issued by TotalEnergies Capital International in 2014 and maturing in April 2024 ($1,250 million);

-	1.000% bond issued by TotalEnergies Capital International in 2014 and maturing in August 2024 (CHF800 million).

September 30, 2024 - Notes to the consolidated financial statements - 13/15

6) Related parties

The related parties are mainly equity affiliates and non-consolidated investments.

There were no major changes concerning transactions with related parties during the first nine months of 2024.

7) Other risks and contingent liabilities

TotalEnergies is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the TotalEnergies company, other than those mentioned below.

Yemen

In Yemen, the deterioration of security conditions in the vicinity of the Balhaf site caused the company Yemen LNG, in which the TotalEnergies company holds a stake of 39.62%, to stop its commercial production and export of LNG and to declare force majeure to its various stakeholders in 2015. The plant has been put in preservation mode.

Mozambique

Considering the evolution of the security situation in the north of the Cabo Delgado province in Mozambique, the TotalEnergies company has confirmed on April 26, 2021, the withdrawal of all Mozambique LNG project personnel from the Afungi site. This situation led the Company, as operator of Mozambique LNG project, to declare force majeure.

Legal and arbitration proceedings

-     FERC

The Office of Enforcement of the US Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of TotalEnergies Gas & Power North America, Inc. (TGPNA), a US subsidiary of TotalEnergies. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to the Corporation and TotalEnergies Gas & Power Ltd., regarding the same facts. The case was remanded on July 15, 2021 to the FERC Administrative Judge for hearing and consideration on the merits. TGPNA brought a claim to the U.S. District Court for the District of Texas in December 2022 disputing the constitutionality of FERC's administrative procedure; the U.S. District Court for the District of Texas ordered a stay of the case in the course of 2023, pending decisions by the U.S. Supreme Court in other cases involving similar constitutional issues. On June 27, 2024, the U.S. Supreme Court confirmed that the constitution guarantees respondents with the right to a jury trial in this type of administrative procedure and the competence of the U.S. District Court. FERC terminated in September 2024 its administrative procedure (Hearing Order) started in 2021 and mentioned that no penalties would be imposed on the Company’s entities on the basis of the 2016 question (Order to show cause) although it is not terminating the whole case. TGPNA contests the claims brought against it.

-     Disputes relating to Climate

In France, the Corporation was summoned in January 2020 before Nanterre’s Civil Court of Justice by certain associations and local communities in order to oblige the Company to complete its Vigilance Plan, by identifying in detail risks relating to a global warming above 1.5 °C, as well as indicating the expected amount of future greenhouse gas emissions related to the Company's activities and its product utilization by third parties and in order to obtain an injunction ordering the Corporation to cease exploration and exploitation of new oil or gas fields, to reduce its oil and gas production by 2030 and 2050, and to reduce its net direct and indirect CO2 emissions by 40% in 2040 compared with 2019. This action was declared inadmissible on July 6, 2023, by the Paris Civil Court of Justice to which the case was transferred following a new procedural law. All the claimants appealed this decision before the Paris Court of Appeal, which struck out 17 out of the 22 plaintiffs on June 18, 2024, and declined to awards any provisional measures. The other demands are judged as admissible and will now be transferred before the Paris Civil Court of Justice for trial on the merits. TotalEnergies SE considers that it has fulfilled its obligations

September 30, 2024 - Notes to the consolidated financial statements - 14/15 under the French law on the vigilance duty. A new action against the Corporation, with similar requests for injunction, has started in March 2024 before the commercial court of Tournai in Belgium.

Several associations in France brought civil and criminal actions against TotalEnergies SE, with the purpose of proving that since May 2021 – after the change of name of TotalEnergies – the Corporation’s corporate communication and its publicity campaign contain environmental claims that are either false or misleading for the consumer. TotalEnergies considers that these accusations are unfounded.

In France, on July 4, 2023, nine shareholders (two companies and 7 individuals holding a small number of the Corporation's shares) brought an action against the Corporation before the Nanterre Commercial Court, seeking the annulment of resolution no. 3 passed by the Corporation's Annual Shareholders’ Meeting on May 26, 2023, recording the results for fiscal year 2022 and setting the amount of the dividend to be distributed for fiscal year 2022. The plaintiffs essentially allege an insufficient provision for impairment of TotalEnergies's assets in the financial statements for the fiscal year 2022, due to the insufficient consideration of future risks and costs related to the consequences of greenhouse gas emissions emitted by its customers (scope 3) and carbon cost assumptions presented as too low. The Corporation considers this action to be unfounded.

In the United States, several US subsidiaries of TotalEnergies were summoned, amongst many companies and professional associations, in several "climate litigation" cases, seeking to establish legal liability for past greenhouse gas emissions, and to compensate plaintiff public authorities, in particular for resulting adaptation costs. The Corporation was summoned in some of these claims along with these subsidiaries and considers that the courts lack jurisdiction, that it has many arguments to put forward, and considers also that the past and present behavior of the Company does not constitute a fault susceptible to give rise to liability.

-     Mozambique

In France, victims and heirs of deceased persons filed a complaint against TotalEnergies SEin October 2023 with the Nanterre Prosecutor, following the events perpetrated by terrorists in the city of Palma in March 2021. This complaint would allege that the Corporation is liable for “unvoluntary manslaughter” and, “failure to assist people in danger”. The Corporation considers these accusations as unfounded in both law and fact1.

-     Kazakhstan

On April 1st, 2024, the Republic of Kazakhstan filed a Statement of Claims in the context of an arbitration involving TotalEnergies EP Kazakhstan and its partners under the production sharing contract related to the North Caspian Sea. TotalEnergies EP Kazakhstan and its partners consider this action to be unfounded. Therefore, it is not possible at this date to reliably assess the potential consequences of this claim, particularly financial ones, nor the date of their implementation.

8) Subsequent events

There are no post-balance sheet events that could have a material impact on the Company’s financial statements.

1 Refer to the press release published by the Company on October 11, 2023 contesting the accusations.

September 30, 2024 - Notes to the consolidated financial statements - 15/15